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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
 For the month of October 2016

FRESENIUS MEDICAL CARE AG & Co. KGaA
(Translation of registrant's name into English)

Else-Kröner Strasse 1
61346 Bad Homburg
Germany
 (Address of principal executive offices)

       Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
       Form 20-F    ☒        Form 40-F    ☐

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

       Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
       Yes    ☐                    No    ☒

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 –             .

FRESENIUS MEDICAL CARE AG & Co. KGaA

i

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and nine months ended September 30, 2016 and 2015

FINANCIAL INFORMATION

Management's Discussion and Analysis

Forward-looking Statements

       This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). When used in this report, the words "outlook," "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and similar expressions are generally intended to identify forward looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, forward-looking statements are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated, and future events and actual results, financial and otherwise, could differ materially from those set forth in or contemplated by the forward-looking statements contained elsewhere in this report. We have based these forward-looking statements on current estimates and assumptions made to the best of our knowledge. By their nature, such forward-looking statements involve risks, uncertainties, assumptions and other factors which could cause actual results, including our financial condition and profitability, to differ materially positively or negatively relative to the results expressly or implicitly described in or suggested by these statements. Moreover, forward-looking estimates or predictions derived from third parties' studies or information may prove to be inaccurate. Consequently, we cannot give any assurance regarding the future accuracy of the opinions set forth in this report or the actual occurrence of the projected developments described herein. In addition, even if our future results meet the expectations expressed here, those results may not be indicative of our performance in future periods.

       These risks, uncertainties, assumptions, and other factors that could cause actual results to differ from our projected results include, among others, the following:

  •
  changes in governmental and commercial insurer reimbursement for our complete products and services portfolio, including the United States ("U.S.") Medicare reimbursement system for dialysis and other health care services;

  •
  the outcome of government and internal investigations as well as litigation;

  •
  risks relating to compliance with the government regulations applicable to our business including, in the U.S., the Anti-Kickback Statute, the False Claims Act, the Stark Law, the Health Insurance Portability and Accountability Act, the Health Information Technology for Economic and Clinical Health Act and the Foreign Corrupt Practices Act, the Food, Drug and Cosmetic Act and comparable regulatory regimes in many of the more than 120 countries in which we supply health care services and/or products;

  •
  the influence of commercial insurers and managed care organizations, including efforts by these organizations to manage costs by limiting healthcare benefits, reducing provider reimbursement and/or restricting options for patient funding of health insurance premiums;

  •
  the impact of health care reforms and regulation;

  •
  product liability risks;

  •
  risks relating to our ability to continue to make acquisitions;

  •
  the impact of currency fluctuations;

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and nine months ended September 30, 2016 and 2015

  •
  the United Kingdom vote in favor of withdrawal from the European Union and its possible effects on the tax, tax treaty, currency, operational, legal and regulatory regimes to which our businesses in the region are subject, as well as the present uncertainty regarding these and related issues;

  •
  our ability to protect our information technology systems against cybersecurity attacks or prevent other privacy or data security incidents;

  •
  changes in utilization patterns for pharmaceuticals and in our costs of purchasing pharmaceuticals;

  •
  introduction of generic or new pharmaceuticals that compete with our pharmaceutical products;

  •
  increases in raw material and energy costs or the inability to procure raw materials;

  •
  collectability of our receivables, which depends primarily on the financial stability and liquidity of our governmental and commercial payors;

  •
  our ability to achieve cost savings in various health care risk management programs in which we participate or intend to participate; and

  •
  the greater size, market power and experience of certain competitors in certain geographic regions and business lines.

       Important factors that could contribute to such differences are noted in "Financial Condition and Results of Operations – Overview, legislation and growth – Overview" below, in Note 11 of the Notes to Consolidated Financial Statements (unaudited), "Commitments and Contingencies" included in this report, in Note 19 of the Notes to Consolidated Financial Statements, "Commitments and Contingencies" included in our Annual Report on Form 20-F for the year ended December 31, 2015, and under "Risk Factors" and elsewhere in that report.

       Our business is also subject to other risks and uncertainties that we describe from time to time in our public filings. Developments in any of these areas could cause our results to differ materially from the results that we or others have projected or may project.

       Our reported financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that are the basis of our financial statements. The actual accounting policies, the judgments made in the selection and application of these policies and the sensitivities of reported results to changes in accounting policies, assumptions and estimates, are factors to be considered along with our financial statements and the discussion under "Financial Condition and Results of Operations – Results of Operations" below. There have been no significant changes during the nine months ended September 30, 2016 to the items disclosed within the critical accounting policies and estimates in Item 5, "Operating and Financial Review and Prospects – Critical Accounting Policies" in our Annual Report on Form 20-F for the year ended December 31, 2015.

Financial Condition and Results of Operations

       You should read the following discussion and analysis of the results of operations of Fresenius Medical Care AG & Co. KGaA ("FMC-AG & Co. KGaA," or the "Company") and its subsidiaries in conjunction with our unaudited consolidated financial statements and related notes contained elsewhere in this report and our disclosures and discussions in our Annual Report on Form 20-F for the year ended December 31, 2015. The results within this discussion and analysis are unaudited. In this report, "FMC-AG & Co. KGaA," or the "Company," "we," "us" or "our" refers to the Company or the Company and its subsidiaries on a consolidated basis, as the context requires. The term "North America Segment" refers to our North America operating segment; the term "EMEA Segment" refers to the Europe, Middle East and

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and nine months ended September 30, 2016 and 2015

Africa operating segment, the term "Asia-Pacific Segment" refers to our Asia-Pacific operating segment, and the term "Latin America Segment" refers to our Latin America operating segment. The term "Corporate" includes certain headquarters' overhead charges, including accounting and finance, centrally managed production, asset management, quality management, procurement and research and development. The term "Constant Currency" or at "Constant Exchange Rates" means that we have translated local currency revenues for the current reporting period into U.S. dollars using the same average foreign currency exchange rates for the conversion of revenues into U.S. dollars that we used to translate local currency revenues for the comparable reporting period of the prior year, as described below under "Non-US GAAP Measures for Presentation – Constant Currency."

Overview, legislation and growth

Overview

       We are the world's largest kidney dialysis company, based on publicly reported sales and number of patients treated and our dialysis product offerings. We provide dialysis care and related services to persons who suffer from end stage renal disease ("ESRD") as well as other health care services. We develop and manufacture a full range of dialysis machines, systems and disposable products, which we sell to customers in more than 120 countries and also use in our internal health care service operations. Our dialysis business is therefore vertically integrated. We describe our other health care services as "Care Coordination." Care Coordination currently includes coordinated delivery of pharmacy services, vascular, cardiovascular and endovascular specialty services, non-dialysis laboratory testing services, physician services, hospitalist and intensivist services, health plan services, ambulatory surgery center services and urgent care services, which, together with dialysis care services represent our health care services. We estimated the volume of the global dialysis market was approximately $73 billion in 2015. Dialysis patient growth results from factors such as the aging population and increased life expectancies; shortage of donor organs for kidney transplants; increasing incidence of kidney disease and better treatment of and survival of patients with diabetes, hypertension and other illnesses, which frequently lead to the onset of chronic kidney disease; improvements in treatment quality, which prolong patient life; and improving standards of living in developing countries, which make life-saving dialysis treatment available.

       As a global company delivering health care services and dialysis products, we face the challenge of addressing the needs of a wide variety of stakeholders, such as patients, customers, payors, regulators and legislators in many different economic environments and health care systems. In general, government-funded programs (in some countries in coordination with private insurers) pay for certain health care items and services provided to their citizens. Not all health care systems provide for dialysis treatment. Therefore, the reimbursement systems in various countries and ancillary services utilization environment significantly influence our business.

       The majority of health care services we provide are paid for by governmental institutions. Approximately 32% of our consolidated revenues are attributable to U.S. federally-funded health care benefit programs, such as Medicare and Medicaid reimbursement, under which reimbursement rates are set by the Centers for Medicare & Medicaid Services ("CMS"). Legislative changes could affect Medicare reimbursement rates for a significant portion of the services we provide. To date, while we have generally

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and nine months ended September 30, 2016 and 2015 experienced stable reimbursement globally, the stability of reimbursement in the U.S. has been affected by the following legislative developments:

Significant Legislative Impacts on U.S. Reimbursement

  •
  Under the Medicare Improvements for Patients and Providers Act of 2008 ("MIPPA"), for patients with Medicare coverage, all ESRD payments for dialysis treatments are made under a single bundled payment rate which provides a fixed payment rate, ESRD prospective payment system ("ESRD PPS"), to encompass substantially all goods and services provided during the dialysis treatment. MIPPA further created the ESRD quality incentive program ("QIP") which dictates that dialysis facilities that fail to achieve quality standards established by CMS could have payments reduced by up to 2 percent.

  •
  MIPPA also includes a provision for an annual adjustment to the ESRD PPS base rate based on changes in the costs of a "market basket" of certain health care items and services, less a productivity adjustment.

  •
  Additionally, as a result of the Budget Control Act of 2011 ("BCA") and subsequent activity in Congress, a $1.2 trillion sequester (across-the-board spending cuts) in discretionary programs took effect on March 1, 2013 and is expected to continue through mid-2024. In particular, a 2% reduction to Medicare payments took effect on April 1, 2013 and continues in force. Spending cuts pursuant to U.S. Sequestration have adversely affected and will continue to adversely affect our revenues, earnings and cash flows.

  •
  In 2014, as mandated by American Taxpayer Relief Act of 2012 ("ATRA"), CMS issued a final rule for the ESRD PPS, which phased in payment reductions to account for changes in utilization of certain pharmaceuticals and biologicals that are included in the ESRD PPS, which were subsequently modified by Protecting Access to Medicare Act of 2014 ("PAMA"). These reductions will reduce our market basket inflation adjustment by (1.25%) in 2016 and 2017, and 1% in 2018.

  •
  On July 7, 2016, CMS issued a proposed rule that, if implemented, would modify certain payment policies, payment rates, and quality provisions in the Physician Fee Schedule for calendar year 2017. The proposed rule includes material decreases in the reimbursement rates for many of the procedures performed routinely by Fresenius Vascular Care. Fresenius Vascular Care and various other interested parties have asked CMS to reconsider the extent of the proposed reimbursement cuts based on various perceived errors in CMS's methodologies for calculating the providers' healthcare delivery costs. CMS is expected to issue a final rule in November 2016. To the extent the rule is implemented as proposed these reimbursement cuts may have a material adverse impact on our revenues, earnings and cash flows.

Significant Administrative Impacts on U.S. Reimbursement

       On November 6, 2015, CMS published a final rule to update payment policies and rates under the ESRD PPS for renal dialysis services furnished on or after January 1, 2016. In this final rule, CMS clarified that once a non-oral version of a previously oral-only drug, such as phosphate binders and calcimimetics, is approved by the Food and Drug Administration ("FDA"), such drug will cease to be considered oral-only. At such time, CMS will commence a process to issue billing codes so that both the oral and non-oral versions of the drug are billable under Part B for a period of at least two years using a transition drug add-on payment adjustment such as average sales price plus 6%, or some other mechanism set in accordance with Section 1847A of the Social Security Act. During this transition period, CMS will not pay outlier payments for these drugs, but will collect data reflecting utilization of both the oral and injectable or intravenous forms of the drugs, as well as payment patterns, in order to more accurately determine the

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and nine months ended September 30, 2016 and 2015 appropriate payment rate to be included in the ESRD PPS for these drugs. At the end of this transition period, CMS will add payment for the oral and non-oral versions of the drug into the ESRD PPS through a public rulemaking process similar to that used to set annual ESRD PPS rates. Any failure by CMS to provide adequate additional reimbursement for new drugs or other products that are added to the ESRD PPS could have a material adverse effect on our health care services business and results of operations.

Recent CMS ESRD PPS Payment Rates

       On November 6, 2015, CMS published the final ruling regarding the ESRD PPS rate for 2016. We and other large dialysis organizations will experience a 0.2% increase in payments. The base rate per treatment is $230.39, which represents an approximate reduction of 4%, net, from the 2015 base rate. The 2016 final ruling reflects a net market basket increase of 0.15% (2% less 1.25% PAMA reduction and 0.6% productivity adjustment), application of a wage index budget-neutrality adjustment factor of 1.000495 and application of a refinement budget-neutrality adjustment factor of 0.960319. However, the approximate 4% reduction is almost completely offset with CMS proposed case mix adjustments based upon their analysis of the fiscal years 2012 and 2013.

       On June 30, 2016, CMS published a proposed ruling regarding the ESRD PPS rate for 2017. We and other large dialysis organizations will experience a 0.3% increase in payments as compared to the ESRD PPS rate for 2016. The proposed base rate per treatment is $231.04, which reflects a reduced market basket increase of 0.35%, application of a wage index budget neutrality adjustment factor of 1.0004482 and application of budget-neutrality adjustment factors of 0.999552 and 0.999729. This proposed rule also includes potential changes to the 2019 and 2020 ESRD QIP measures.

Reimbursement Expectation

       As a consequence of the pressure to decrease health care costs, government reimbursement rate increases in the U.S. have historically been limited and are expected to continue in this fashion. We have generally experienced stable reimbursement globally, including the balancing of unfavorable reimbursement changes in certain countries with favorable changes in other countries. In the future, we expect to experience generally stable reimbursements for dialysis services globally. However, any significant decreases in Medicare or commercial reimbursement rates or patient access to commercial insurance plans could have material adverse effects on our health care services business and, because the demand for dialysis products is affected by Medicare reimbursement, on our products business. To the extent that increases in operating costs that are affected by inflation, such as labor and supply costs, are not fully reflected in a compensating increase in reimbursement rates, our business and results of operations may be adversely affected.

Participation in new Medicare Payment Arrangements

       CMS is working with various health care providers to develop, refine and implement innovative models of care for Medicare and Medicaid beneficiaries. The extent to which the long-term operation and evolution of these care models, including Accountable Care Organizations, Bundled Payments for Care Improvement Initiative, the Comprehensive ESRD Care Model ("CEC Model"), which includes the development of ESRD Seamless Care Organizations ("ESCOs") and other models, will impact the health care market over time is uncertain. Our U.S. health care services businesses may choose to participate in certain of these models in certain markets either as a partner with other providers or independently. As existing and new models of care emerge and evolve both in the government and private sectors, patients

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and nine months ended September 30, 2016 and 2015 may choose to be treated by or may be assigned by CMS or other insurers to another provider's care organization, which could have a materially adverse effect on our revenues, earnings and cash flow. As discussed below, we are currently participating in certain of these models.

       We participate in CMS's CEC Model, through ESCOs in six markets. The CEC Model seeks to deliver better health outcomes for ESRD patients while lowering Medicare's costs. ESCOs that achieve the program's minimum quality thresholds and generate reductions in CMS's cost of care above certain thresholds for the ESRD patients covered by the ESCO will receive a share of the cost savings. Our ESCOs also share the risk of cost increases above certain thresholds and are required to reimburse CMS for a share of any such increases. The CEC Model commenced on October 1, 2015, and the initial agreement period lasts three years. Thereafter, CMS may offer to extend an ESCO's agreement for an additional two years based on the ESCO's performance. CMS is expanding the CEC Model in 2017 and has requested applications for new ESCOs that would start on January 1, 2017. The Company has applied and is waiting public announcement from CMS of the new ESCO markets.

       The Bundled Payments for Care Improvement ("BPCI") initiative is a CMS three-year pilot initiative through which qualified provider organizations can take financial accountability for all Part A and Part B services, including acute inpatient hospital services, physician services, and post-acute services, furnished to Medicare beneficiaries during an episode of illness or course of treatment that initiates with a hospitalization and continues for 90 days following hospital discharge. Our majority-owned subsidiary, Sound Inpatient Physicians, Inc. ("Sound") commenced participation under BPCI in April 2015 in several markets. Under the BPCI, Sound has the ability to receive additional payments if its physicians are able to deliver quality care at a cost that is lower than certain targets pre-established by CMS, but it also has the risk of incurring financial penalties if episode of care costs are higher than the targets. Should Sound fail to perform as required under its BPCI agreement, CMS may terminate Sound's participation in the BPCI program, in whole or in part.

       We have entered into various arrangements with both government and private sector health care insurers which involve taking risk for the complete care of certain ESRD patients in exchange for set payments. We are currently operating Medicare Advantage ESRD Chronic Special Needs Plan ("MA-CSNP") in three states and will launch on January 1, 2017 new MA-SNPs in two additional states. MA-CSNPs are Medicare Advantage health plans offered by private companies that contract with Medicare to provide patients with Medicare benefits. Enrollment in these plans is limited to special needs individuals with specific severe or disabling chronic conditions, such as ESRD. Our MA-CSNPs provide services, including Care Coordination services, and receive capitated payments from Medicare for the complete care of enrolled ESRD patients. On April 4, 2016, CMS finalized the 2017 payments for Medicare Advantage plans and the Part D Prescription Drug Program. CMS expects a revenue change of 0.85% without consideration for expected growth in coding acuity which typically provides an additional 2.2%.

       We also participate in sub-capitation and other shared savings and risk arrangements with certain Medicare Advantage plans, accountable care organizations and other integrated care organizations under which we assume risk and share in savings realized in providing care to the plans' ESRD patients.

Premium Assistance Programs

       On August 18, 2016, CMS issued a Request for Information ("RFI") seeking public comment on concerns about providers' steering patients inappropriately to individual plans offered on the Patient Protection and Affordable Care Act individual market plans. We and other dialysis providers, commercial

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and nine months ended September 30, 2016 and 2015 insurers and other industry participants responded to the RFI, and in that response, we reported that we do not engage in such steering. In the RFI, CMS sought public comments about regulatory changes that, if adopted by CMS, may negatively impact the ability of some of Company's patients to receive charitable assistance to fund their commercial insurance premiums.

Company Structure

       Our operating segments are the North America Segment, the Europe, Middle East and Africa ("EMEA") Segment, the Asia-Pacific Segment and the Latin America Segment. Our management evaluates each segment using measures that reflect all of the segment's controllable revenues and expenses. With respect to the performance of business operations, our management believes that the most appropriate U.S. GAAP measures are revenue, operating income and operating income margin. We do not include income taxes as we believe this is outside the segments' control. Financing is a corporate function which our segments do not control. Therefore, we do not include interest expense relating to financing as a segment measurement. Similarly, we do not allocate certain costs which relate primarily to certain headquarters' overhead charges, including accounting and finance, because we believe that these costs are also not within the control of the individual segments. Production of products, production asset management, quality management and procurement related to production are centrally managed at Corporate. The Company's global research and development is also centrally managed at Corporate. These Corporate activities do not fulfill the definition of a segment. Products are transferred to the segments at cost; therefore no internal profit is generated. The associated internal revenues for the product transfers and their elimination are recorded as Corporate activities (See Note 14 of the Notes to Consolidated Financial Statements (unaudited) "Segment and Corporate Information" found elsewhere in this report). Capital expenditures for production are based on the expected demand of the segments and consolidated profitability considerations. In addition, certain revenues, investments and intangible assets, as well as any related expenses, are not allocated to a segment but accounted for at Corporate. Accordingly, all of these items are excluded from our analysis of segment results and are discussed below in our consolidated results of operations.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and nine months ended September 30, 2016 and 2015

Results of Operations

       The following tables summarize our financial performance and certain operating results by principal reporting segment and Corporate for the periods indicated. We prepared the information using a management approach, consistent with the basis and manner in which our management internally disaggregates financial information to assist in making internal operating decisions and evaluating management performance. See the table below:

	For the three months ended September 30,		For the nine months ended September 30,
	2016	2015	2016	2015
	(in millions)		(in millions)
Total revenue(1)
North America	$3,300	$3,013	$9,512	$8,730
EMEA	675	659	1,982	1,956
Asia-Pacific	427	378	1,198	1,107
Latin America	192	176	520	576
Corporate	4	5	12	21

Total	4,598	4,231	13,224	12,390

Operating income
North America	536	515	1,486	1,284
EMEA	125	130	395	405
Asia-Pacific	85	68	225	219
Latin America	20	(8)	47	25
Corporate	(96)	(91)	(302)	(268)

Total	670	614	1,851	1,665

Interest income	10	6	38	80
Interest expense	(110)	(106)	(346)	(384)
Income tax expense	(164)	(168)	(471)	(441)

Net Income	406	346	1,072	920
Less: Net Income attributable to noncontrolling interests	(73)	(84)	(217)	(207)

Net Income attributable to shareholders of FMC-AG & Co. KGaA	$333	$262	$855	$713

(1) Net of patient service bad debt provision

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and nine months ended September 30, 2016 and 2015

Three months ended September 30, 2016 compared to three months ended September 30, 2015

Consolidated Financials

Key Indicators for Consolidated Financial Statements
	For the three months ended September 30,		Change in %
			as reported	at Constant Exchange Rates(1)
	2016	2015
Revenue in $ million(2)	4,598	4,231	9%	9%
Health Care(2)	3,734	3,402	10%	10%
Dialysis Products	864	829	4%	5%
Number of dialysis treatments	11,833,493	11,312,347	5%
Same market treatment growth in %	3.0%	4.5%
Gross profit as a % of revenue	32.0%	32.7%
Selling, general and administrative costs as a % of revenue	17.1%	17.5%
Operating income in $ million	670	614	9%
Operating income margin in %	14.6%	14.5%
Delivered EBIT in $ million(3)	597	530	13%
Net income attributable to shareholders of FMC-AG & Co. KGaA in $ million	333	262	27%
Basic earnings per share in $	1.09	0.86	26%

(1) For further information on Constant Exchange Rates, see "Non-U.S. GAAP Measures for Presentation – Constant Currency" below.

(2) Net of patient service bad debt provision.

(3) For further information on Delivered EBIT, including a reconciliation of Delivered EBIT to Operating Income for each our reporting segments, see "Non-U.S. GAAP Measures for Presentation – Delivered EBIT" below.

       Total Revenue increased by 9% (9% increase at Constant Exchange Rates) to $4,598 million for the three months ended September 30, 2016 from $4,231 million in the same period of 2015 due to increases in Health Care revenue and dialysis product revenue.

       Health Care revenue increased by 10% to $3,734 million (10% increase at Constant Exchange Rates) for the three months ended September 30, 2016 from $3,402 million in the same period of 2015, mainly due to increases in organic revenue per treatment (5%), growth in same market treatments (3%) and contributions from acquisitions (2%).

       Dialysis treatments increased by 5% for the three months ended September 30, 2016 as compared to the same period in 2015. The increase is due to same market treatment growth (3%) and contributions from acquisitions (2%).

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and nine months ended September 30, 2016 and 2015

       At September 30, 2016, we owned, operated or managed (excluding those managed but not consolidated in the U.S.) 3,579 dialysis clinics compared to 3,402 dialysis clinics at September 30, 2015. During the three months ended September 30, 2016, we acquired 57 dialysis clinics, opened 31 dialysis clinics and combined or closed 13 clinics. The number of patients treated in dialysis clinics that we own, operate or manage (excluding patients of dialysis clinics managed but not consolidated in the U.S.) increased by 5% to 306,366 at September 30, 2016 from 291,229 at September 30, 2015.

       Dialysis product revenue increased by 4% (5% increase at Constant Exchange Rates) to $864 million as compared to $829 million in the same period of 2015. The increase at Constant Exchange Rates was driven by increased sales of machines, dialyzers, products for acute care treatments, bloodlines as well as hemodialysis solutions and concentrates, partially offset by lower sales of renal pharmaceuticals.

       The decrease in gross profit margin to 32.0% from 32.7% primarily reflects decreases in the North America Segment and the EMEA Segment. The decrease in the North America Segment was mainly due to an unfavorable impact from Care Coordination services and higher personnel expense related to dialysis services, partially offset by lower costs for health care supplies and a favorable impact from a higher volume of dialysis treatments with commercial payors. The decrease in the EMEA Segment was driven by an unfavorable impact from manufacturing costs and an unfavorable impact from foreign exchange.

       Selling, general and administrative ("SG&A") expenses increased to $787 million in the three months ended September 30, 2016 from $742 million in the same period of 2015. SG&A expenses as a percentage of sales decreased to 17.1% for the three months ended September 30, 2016 in comparison with 17.5% in the same period of 2015 due to decreases in the Latin America Segment and a favorable impact of varying margins across our four reporting segments, partially offset by an increase in the North America Segment. The decrease in the Latin America Segment was mainly due to the prior year loss related the divestment of the dialysis service business in Venezuela and the impact from higher revenue in the region, partially offset by unfavorable foreign exchange effects. The increase in the North America Segment was attributable to a cost impact related to the vesting of long term incentive plan grants, an unfavorable impact from Care Coordination services and higher personnel expense, partially offset by lower legal expenses.

       Research and development ("R&D") expenses increased by 26% to $44 million for the three months ended September 30, 2016 from $35 million for the same period of 2015 driven by higher personnel expense.

       Income from equity method investees increased to $29 million for the three months ended September 30, 2016 from $9 million for the same period of 2015. This increase is primarily related to higher income from the Vifor Fresenius Medical Care Renal Pharma Ltd. joint venture due to increased revenue resulting from the expansion of its product portfolio.

       Operating income increased to $670 million for the three months ended September 30, 2016 from $614 million for the same period in 2015. Operating income margin increased to 14.6% for the three months ended September 30, 2016 as compared to 14.5% for the same period in 2015 as a result of decreased SG&A as a percentage of revenue and increased income from equity method investees, partially offset by decreased gross profit margin.

       Delivered EBIT increased to $597 million for the three months ended September 30, 2016 from $530 million for the same period in 2015 as a result of increased operating income, coupled with decreased noncontrolling interests due to a change in how the effects of CMS cost recoveries are recognized in our

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and nine months ended September 30, 2016 and 2015 joint ventures involving dialysis clinics and decreased noncontrolling interest expense related to Care Coordination.

       Interest expense increased by 4% to $110 million for the three months ended September 30, 2016 from $106 million for the same period in 2015 due to the higher impact of the valuation of the embedded derivative related to the equity-neutral convertible bonds issued in September 2014 and the related call option on our shares. Interest income increased by 52% to $10 million for the three months ended September 30, 2016 as compared to $6 million for the same period in 2015 due to the higher impact of the valuation of the derivative embedded in the convertible debt and the related call option on our shares as well as interest income related to delayed payments, partially offset by lower interest income due to the repayment of interest bearing notes receivables in the fourth quarter of 2015.

       Income tax expense decreased to $164 million for the three months ended September 30, 2016 as compared to $168 million for the same period in 2015. The effective tax rate decreased to 28.8% from 32.8% for the same period of 2015 mainly driven by lower tax expense as a result of released tax liabilities in the third quarter of 2016 due to tax audit settlements with the tax authorities and a favorable impact from the prior year non-tax deductible loss from the divestment of our dialysis service business in Venezuela, partially offset by a lower portion of tax-free income attributable to noncontrolling interests compared to income before taxes.

       Net income attributable to noncontrolling interests for the three months ended September 30, 2016 decreased to $73 million from $84 million for the same period of 2015 primarily driven by a change in how the effects of CMS cost recoveries are recognized in our joint ventures involving dialysis clinics and decreased noncontrolling interest expense related to Care Coordination.

       Net income attributable to shareholders of FMC-AG & Co. KGaA for the three months ended September 30, 2016 increased by 27% to $333 million from $262 million for the same period in 2015 as a result of the combined effects of the items discussed above. Excluding the 2015 impacts of (i) the after tax loss, $26.9 million, from the divestment of our dialysis service business in Venezuela and (ii) the realized portion of the after tax gain, $4.8 million, from the sale of our European marketing rights for certain renal pharmaceuticals to our joint venture, Vifor Fresenius Medical Care Renal Pharma, net income attributable to FMC KGaA increased by 17%.

       Basic earnings per share increased by 26% for the three months ended September 30, 2016 to $1.09 as compared with $0.86 for the same period in 2015 primarily due to the increase in net income attributable to shareholders of FMC-AG & Co. KGaA described above. The average weighted number of shares outstanding for the period was approximately 306.0 million in 2016 (304.7 million in 2015).

       We employed 108,851 people (full-time equivalents) as of September 30, 2016 compared to 102,591 as of September 30, 2015, an increase of 6%, primarily due to overall growth in our business.

       The following discussions pertain to the North America Segment, the EMEA Segment, the Asia-Pacific Segment and the Latin America Segment and the measures we use to manage these segments.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and nine months ended September 30, 2016 and 2015

North America Segment

Key Indicators and Business Metrics for North America Segment
	For the three months ended September 30,
	2016	2015	Change in %
Total North America Segment
Revenue in $ million(1)	3,300	3,013	10%
Health Care(1)	3,068	2,794	10%
Dialysis Products	232	219	7%
Operating income in $ million	536	515	4%
Operating income margin in %	16.2%	17.1%
Delivered EBIT in $ million(2)	466	435	7%
Dialysis
Revenue in $ million(1)	2,682	2,533	6%
Number of dialysis treatments	7,330,325	7,058,960	4%
Same market treatment growth in %	2.7%	4.3%
Operating income in $ million	505	482	5%
Operating income margin in %	18.8%	19.1%
Delivered EBIT in $ million(2)	440	413	7%
Care Coordination
Revenue in $ million(1)	618	480	29%
Operating income in $ million	31	33	(5%	)
Operating income margin in %	5.0%	6.8%
Delivered EBIT in $ million(2)	26	22	16%
Member Months Under Medical Cost Management(3)(4)	97,197	67,275	44%
Medical Cost Under Management in $ million(3)(4)	718	502	43%
Care Coordination Patient Encounters(3)(4)	1,411,251	1,232,632	14%

(1) Net of patient service bad debt provision.

(2) For further information on Delivered EBIT, including a reconciliation of Delivered EBIT to Operating Income for each our reporting segments, see "Non-U.S. GAAP Measures for Presentation – Delivered EBIT" below.

(3) For further information on these metrics, please refer to the discussion below of our Care Coordination measures under "Care Coordination Business Metrics for Presentation."

(4) The 2016 metric may be understated due to a physician mapping issue related to the BPCI program within a CMS system which has not yet been resolved. Additionally, data presented for the metrics are subject to finalization by CMS, which may result in changes from previously reported metrics.

Dialysis

Revenue

       Dialysis revenue increased for the three months ended September 30, 2016 by 6% to $2,682 million from $2,533 million in the same period of 2015.

       Dialysis care revenue increased for the three months ended September 30, 2016 by 6% to $2,450 million from $2,314 million in the same period of 2015. This increase was driven by same market treatment growth (3%), increases in organic revenue per treatment (1%), contributions from acquisitions (1%) and a reduction of bad debt (1%).

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and nine months ended September 30, 2016 and 2015

       Dialysis treatments increased by 4% for the three months ended September 30, 2016 as compared to the same period in 2015 primarily due to same market treatment growth (3%) and contributions from acquisitions (1%). At September 30, 2016, 187,611 patients (a 4% increase from September 30, 2015) were being treated in the 2,277 dialysis clinics that we own or operate in the North America Segment, compared to 181,230 patients treated in 2,205 dialysis clinics at September 30, 2015.

       In the U.S., the average revenue per treatment was $350 for the three months ended September 30, 2016 and $347 for the same period in 2015. The increase was mainly attributable to a favorable impact from a higher volume of dialysis treatments with commercial payors.

       Cost per treatment in the U.S. increased to $278 for the three months ended September 30, 2016 from $273 in the same period of 2015. This increase was largely driven by higher personnel expense and administrative costs, partially offset by a favorable impact from lower cost for health care supplies.

       Dialysis product revenue increased by 7% to $232 million for the three months ended September 30, 2016 as compared to $219 million in the same period in 2015. This was driven by higher sales of machines, dialyzers, renal pharmaceuticals and peritoneal dialysis products.

Operating Income

       Dialysis operating income increased to $505 million for the three months ended September 30, 2016 as compared to $482 million in the same period in 2015. Operating income margin decreased to 18.8% for the three months ended September 30, 2016 from 19.1% for the same period in 2015, due to higher personnel expense and a cost impact related to the vesting of long term incentive plan grants, partially offset by lower costs from health care supplies, a higher volume with commercial payors and increased income from equity method investees.

Delivered EBIT

       Dialysis delivered EBIT increased by 7% to $440 million for the three months ended September 30, 2016 from $413 million for the same period of 2015 mainly as the result of increased operating income coupled with decreased noncontrolling interests due to a change in how the effects of CMS cost recoveries are recognized in our joint ventures involving dialysis clinics.

Care Coordination

Revenue

       Care Coordination revenue increased by 29% to $618 million for the three months ended September 30, 2016 from $480 million for the same period of 2015. This increase was driven by increases in organic revenue growth (24%), contributions from acquisitions (4%) and effects of bad debt (1%).

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and nine months ended September 30, 2016 and 2015

Operating Income

       Care Coordination operating income decreased to $31 million for the three months ended September 30, 2016 from $33 million for the same period of 2015. The operating income margin decreased to 5.0% for the three months ended September 30, 2016 from 6.8% mainly driven by increased costs for hospitalist and intensivist services due to infrastructure development and an unfavorable impact from endovascular and cardiovascular services, partially offset by ESCO shared savings revenue recognition.

Delivered EBIT

       Care Coordination delivered EBIT increased to $26 million for the three months ended September 30, 2016 from $22 million for the same period of 2015 mainly as the result of decreased noncontrolling interests effects, partially offset by decreased operating income.

Member Months Under Medical Cost Management

       Care Coordination's member months under medical cost management for the three months ended September 30, 2016 was 97,197 months as compared to 67,275 months for the same period of 2015. The increase in membership volume was largely due to furthered enrollment in our ESCOs coupled with the ESCOs initial inclusion in the fourth quarter of 2015 as well as growth in our sub-capitation and other shared savings arrangements and the continued contribution from MA-CSNPs which commenced in the first quarter of 2016, partially offset by a decrease in member months related to BPCI. See note 4 to the table "Key Indicators and Business Metrics for North America Segment," above.

Medical Cost Under Management

       Care Coordination's medical cost under management for the three months ended September 30, 2016 was $718 million as compared to $502 million for the same period of 2015. The increase in medical cost under management was attributable to the furthered enrollment in our ESCOs coupled with the ESCOs initial inclusion in the fourth quarter of 2015 as well as growth in our sub-capitation and other shared savings arrangements and the continued contribution from MA-CSNPs which commenced in the first quarter of 2016, partially offset by the decrease in BPCI member months noted above. See note 4 to the table "Key Indicators and Business Metrics for North America Segment," above.

Care Coordination Patient Encounters

       Care Coordination's patient encounters for the three months ended September 30, 2016 were 1,411,251 encounters and procedures as compared to 1,232,632 encounters and procedures for the three months ended September 30, 2015. The increase was driven by patient encounters and procedures provided by hospitalist and intensivist services, Fresenius Medical Care Rx Bone Mineral Metabolism ("Rx BMM") program, urgent care centers, vascular procedures as well as cardiovascular and endovascular services. See note 4 to the table "Key Indicators and Business Metrics for North America Segment," above.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and nine months ended September 30, 2016 and 2015

New Care Coordination Activities

       In the second quarter of 2016, we expanded our Care Coordination activities with an investment in a physician practice which provides a professional fee capitation program for cardiology services. We will incorporate this new activity into our Care Coordination business metrics in the fourth quarter of 2016.

EMEA Segment

Key Indicators for EMEA Segment
	For the three months ended September 30,		Change in %
			as reported		at Constant Exchange Rates(1)
	2016	2015
Revenue in $ million(2)	675	659	2%		4%
Health Care(2)	335	309	8%		10%
Dialysis Products	340	350	(3%	)	(1%	)
Number of dialysis treatments	2,281,346	2,086,793	9%
Same market treatment growth in %	3.8%	3.9%
Operating income in $ million	125	130	(4%	)
Operating income margin in %	18.5%	19.7%
Delivered EBIT in $ million(3)	124	129	(4%	)

(1) For further information on Constant Exchange Rates, see "Non-U.S. GAAP Measures for Presentation – Constant Currency" below.

(2) Net of patient service bad debt provision.

(3) For further information on Delivered EBIT, including a reconciliation of Delivered EBIT to Operating Income for each our reporting segments, see "Non-U.S. GAAP Measures for Presentation – Delivered EBIT" below.

Revenue

       Total revenue for the EMEA Segment increased by 2% (4% increase at Constant Exchange Rates) to $675 million for the three months ended September 30, 2016 as compared to $659 million for the same period of 2015. Health care service revenue for the EMEA Segment increased by 8% (10% increase at Constant Exchange Rates) to $335 million during the three months ended September 30, 2016 as compared to $309 million for the same period of 2015. This is a result of contributions from acquisitions (8%) and same market treatment growth (4%), partially offset by the negative effect of exchange rate fluctuations (2%), decreases in organic revenue growth per treatment (1%) and the effect of closed or sold clinics (1%). Dialysis treatments increased by 9% for the three months ended September 30, 2016 over the same period in 2015 mainly due to contributions from acquisitions (6%) and same market treatment growth (4%), partially offset by the effect of closed or sold clinics (1%). As of September 30, 2016, we had 59,233 patients (10% increase from September 30, 2015) being treated at the 701 dialysis clinics that we own, operate or manage in the EMEA Segment compared to 53,887 patients treated at 648 clinics at September 30, 2015.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and nine months ended September 30, 2016 and 2015

       Dialysis product revenue for the three months ended September 30, 2016 decreased by 3% (1% decrease at Constant Exchange Rates) to $340 million as compared to $350 million in the same period of 2015. The decrease at Constant Exchange Rates was driven by lower sales of renal pharmaceuticals, dialyzers, and peritoneal dialysis products, partially offset by higher sales of machines and bloodlines.

Operating Income

       Operating income decreased to $125 million for the three months ended September 30, 2016 as compared to $130 million for the same period in 2015. Operating income margin decreased to 18.5% for the three months ended September 30, 2016 from 19.7% for the same period in 2015 mainly due to the prior year impact from a gain from the sale of our European marketing rights for certain renal pharmaceuticals, an unfavorable impact from manufacturing costs and higher bad debt expense, partially offset by favorable foreign exchange effects.

Delivered EBIT

       Delivered EBIT decreased by 4% to $124 million for the three months ended September 30, 2016 as compared to $129 million for the same period in 2015 due to decreased operating income, partially offset by increased noncontrolling interests.

Asia-Pacific Segment

Key Indicators for Asia-Pacific Segment
	For the three months ended September 30,		Change in %
			as reported	at Constant Exchange Rates(1)
	2016	2015
Revenue in $ million(2)	427	378	13%	8%
Health Care(2)	192	168	15%	3%
Dialysis Products	235	210	11%	12%
Number of dialysis treatments	1,006,992	960,924	5%
Same market treatment growth in %	4.3%	4.2%
Operating income in $ million	85	68	25%
Operating income margin in %	19.8%	17.9%
Delivered EBIT in $ million(3)	83	65	27%

(1) For further information on Constant Exchange Rates, see "Non-U.S. GAAP Measures for Presentation – Constant Currency" below.

(2) Net of patient service bad debt provision.

(3) For further information on Delivered EBIT, including a reconciliation of Delivered EBIT to Operating Income for each our reporting segments, see "Non-U.S. GAAP Measures for Presentation – Delivered EBIT" below.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and nine months ended September 30, 2016 and 2015

Revenue

       Total revenue for the Asia-Pacific Segment increased by 13% (8% increase at Constant Exchange Rates) to $427 million for the three months ended September 30, 2016 as compared to $378 million for the same period of 2015. Health care service revenue for the Asia-Pacific Segment increased during the three months ended September 30, 2016 by 15% (3% increase at Constant Exchange Rates) to $192 million from $168 million in the same period of 2015. This increase is a result of the effect of exchange rate fluctuations (12%) and same market treatment growth (4%), partially offset by the effect of closed or sold clinics (1%). Dialysis treatments increased by 5% for the three months ended September 30, 2016 over the same period in 2015 mainly due to same market treatment growth (4%) and acquisitions (2%), partially offset by the effect of closed or sold clinics (1%). As of September 30, 2016, we had 29,358 patients (a 13% increase from September 30, 2015) being treated at the 369 dialysis clinics that we own, operate or manage in the Asia-Pacific Segment compared to 25,995 patients treated at 320 clinics at September 30, 2015.

       Dialysis product revenue for the three months ended September 30, 2016 increased by 11% (12% increase at Constant Exchange Rates) to $235 million compared to $210 million in the same period of 2015. The increase at Constant Exchange Rates was driven by increased sales of products for acute care, machines, dialyzers, bloodlines, peritoneal dialysis products and hemodialysis solutions and concentrates.

Operating Income

       Operating income increased by 25% to $85 million for the three months ended September 30, 2016 as compared to $68 million for the same period in 2015. Operating income margin increased to 19.8% for the three months ended September 30, 2016 compared to 17.9% in the same period of 2015 due to a positive impact from business growth and favorable foreign exchange effects.

Delivered EBIT

       Delivered EBIT increased by 27% to $83 million for the three months ended September 30, 2016 as compared to $65 million for the same period in 2015 due to increased operating income.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and nine months ended September 30, 2016 and 2015

Latin America Segment

Key Indicators for Latin America Segment
	For the three months ended September 30,		Change in %
			as reported	at Constant Exchange Rates(1)
	2016	2015
Revenue in $ million(2)	192	176	9%	27%
Health Care(2)	139	131	6%	31%
Dialysis Products	53	45	19%	18%
Number of dialysis treatments	1,214,830	1,205,670	1%
Same market treatment growth in %	2.0%	7.2%
Operating income in $ million	20	(8)	Not applicable
Operating income margin in %	10.5%	(4.7% )
Delivered EBIT in $ million(3)	20	(8)	Not applicable

(1) For further information on Constant Exchange Rates, see "Non-U.S. GAAP Measures for Presentation – Constant Currency" below.

(2) Net of patient service bad debt provision.

(3) For further information on Delivered EBIT, including a reconciliation of Delivered EBIT to Operating Income for each our reporting segments, see "Non-U.S. GAAP Measures for Presentation – Delivered EBIT" below.

Revenue

       Total revenue for the Latin America Segment increased by 9% (27% increase at Constant Exchange Rates) to $192 million for the three months ended September 30, 2016 as compared to $176 million for the same period of 2015. Health care service revenue for the Latin America Segment increased by 6% (31% increase at Constant Exchange Rates) during the three months ended September 30, 2016 to $139 million as compared to $131 million in the same period of 2015. This increase is a result of increases in organic revenue per treatment primarily driven by a retrospective reimbursement rate increase (30%), contributions from acquisitions (3%) and growth in same market treatments (2%), partially offset by the negative effect of exchange rate fluctuations (25%) and the effect of closed or sold clinics (4%). Dialysis treatments increased by 1% for the three months ended September 30, 2016 over the same period in 2015 mainly due to contributions from acquisitions (3%) and same market treatment growth (2%), partially offset by the effect of closed or sold clinics (4%). As of September 30, 2016, we had 30,164 patients being treated at the 232 dialysis clinics that we own, operate or manage in the Latin America Segment compared to 30,117 patients treated at 229 clinics at September 30, 2015.

       Dialysis product revenue for the three months ended September 30, 2016 increased by 19% (18% increase at Constant Exchange Rates) to $53 million compared to $45 million in the same period of 2015. The 18% increase at Constant Exchange Rates was mainly driven by higher sales of dialyzers, hemodialysis solutions and concentrates and bloodlines, partially offset by lower sales of peritoneal dialysis products and machines.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and nine months ended September 30, 2016 and 2015

Operating Income

       Operating income increased to $20 million for the three months ended September 30, 2016 as compared to $(8) million for the same period in 2015. Operating income margin increased to 10.5% for the three months ended September 30, 2016 from (4.7%) for the same period in 2015 mainly due to the prior year loss from the divestment of the dialysis service business in Venezuela and the impact from higher revenue in the region, partially offset by unfavorable foreign exchange effects and higher costs mainly related to inflation.

Delivered EBIT

       Delivered EBIT increased to $20 million for the three months ended September 30, 2016 as compared to $(8) million for the same period in 2015 due to increased operating income.

Nine months ended September 30, 2016 compared to nine months ended September 30, 2015

Consolidated Financials

Key Indicators for Consolidated Financial Statements
	For the nine months ended September 30,		Change in %
			as reported	at Constant Exchange Rates(1)
	2016	2015
Revenue in $ million(2)	13,224	12,390	7%	8%
Health Care(2)	10,720	9,929	8%	9%
Dialysis Products	2,504	2,461	2%	4%
Number of dialysis treatments	34,654,614	33,220,246	4%
Same market treatment growth in %	3.3%	4.4%
Gross profit as a % of revenue	31.7%	31.2%
Selling, general and administrative costs as a % of revenue	17.2%	17.1%
Operating income in $ million	1,851	1,665	11%
Operating income margin in %	14.0%	13.4%
Delivered EBIT in $ million(3)	1,634	1,458	12%
Net income attributable to shareholders of FMC-AG & Co. KGaA in $ million	855	713	20%
Basic earnings per share in $	2.80	2.34	19%

(1) For further information on Constant Exchange Rates, see "Non-U.S. GAAP Measures for Presentation – Constant Currency" below.

(2) Net of patient service bad debt provision.

(3) For further information on Delivered EBIT, including a reconciliation of Delivered EBIT to Operating Income for each our reporting segments, see "Non-U.S. GAAP Measures for Presentation – Delivered EBIT" below.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and nine months ended September 30, 2016 and 2015

       Total Revenue increased by 7% (8% increase at Constant Exchange Rates) to $13,224 million for the nine months ended September 30, 2016 from $12,390 million in the same period of 2015 due to increases in Health Care revenue and dialysis product revenue.

       Health Care revenue increased by 8% to $10,720 million (9% increase at Constant Exchange Rates) for the nine months ended September 30, 2016 from $9,929 million in the same period of 2015, mainly due to increases in organic revenue per treatment (4%), growth in same market treatments (3%), contributions from acquisitions (2%) and an increase in dialysis days (1%), partially offset by the negative effect of exchange rate fluctuations (1%)and the effect of closed or sold clinics (1%).

       Dialysis treatments increased by 4% for the nine months ended September 30, 2016 as compared to the same period in 2015. The increase is due to same market treatment growth (3%) and contributions from acquisitions (2%), partially offset by the effect of closed or sold clinics (1%).

       Dialysis product revenue increased by 2% (4% increase at Constant Exchange Rates) to $2,504 million as compared to $2,461 million in the same period of 2015. The increase at Constant Exchange Rates was driven by increased sales of dialyzers, machines, bloodlines, products for acute care treatments, hemodialysis solutions and concentrates and peritoneal dialysis products, partially offset by lower sales of renal pharmaceuticals.

       The increase in gross profit margin to 31.7% from 31.2% primarily reflects increases in the North America Segment and the Asia-Pacific Segment. The increase in the North America Segment was mainly due to lower costs for health care supplies and a higher volume of dialysis treatments with commercial payors, partially offset by higher personnel expense related to dialysis services and an unfavorable impact from Care Coordination services. The increase in the Asia-Pacific Segment was driven by business growth and favorable foreign exchange effects.

       Selling, general and administrative ("SG&A") expenses increased to $2,278 million in the nine months ended September 30, 2016 from $ 2,120 million in the same period of 2015. SG&A expenses as a percentage of sales increased to 17.2% for the nine months ended September 30, 2016 in comparison with 17.1% in the same period of 2015 due to increases in the Asia-Pacific Segment, Corporate and the EMEA Segment, partially offset by a decrease in the Latin America Segment and a favorable impact of varying margins across our four reporting segments. The increase in the Asia-Pacific Segment was mainly due to increased costs related to further sales development, costs associated with changes in the Management Board and unfavorable foreign exchange effects. The increase at Corporate was primarily driven by higher overhead costs for manufacturing. The increase in the EMEA Segment was driven by the prior year impact from a gain from the sale of our European marketing rights for certain renal pharmaceuticals and higher bad debt expense, partially offset by the impact from higher sales. The decrease in the Latin America Segment was mainly due to the prior year loss related to the divestment of the dialysis service business in Venezuela as well as the impact from higher sales, partially offset by higher costs related to inflation.

       Research and development ("R&D") expenses increased by 20% to $120 million for the nine months ended September 30, 2016 from $100 million for the same period of 2015 driven by higher personnel expense and project costs related to an expansion of our project portfolio.

       Income from equity method investees increased to $61 million for the nine months ended September 30, 2016 from $22 million for the same period of 2015. This increase is primarily related to

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and nine months ended September 30, 2016 and 2015 higher income from the Vifor Fresenius Medical Care Renal Pharma Ltd. joint venture due to increased revenue resulting from the expansion of its product portfolio.

       Operating income increased to $1,851 million for the nine months ended September 30, 2016 from $1,665 million for the same period in 2015. Operating income margin increased to 14.0% for the nine months ended September 30, 2016 as compared to 13.4% for the same period in 2015 as a result of increased gross profit margin and income from equity method investees, partially offset by an increase in SG&A as a percentage of revenue.

       Delivered EBIT increased to $1,634 million for the nine months ended September 30, 2016 from $1,458 million for the same period in 2015 as a result of increased operating income, partially offset by increased noncontrolling interests driven by higher operating income of our joint ventures involving dialysis clinics.

       Interest expense decreased by 10% to $346 million for the nine months ended September 30, 2016 from $384 million for the same period in 2015 due to the lower impact of the valuation of the embedded derivative related to the equity-neutral convertible bonds issued in September 2014 and the related call option on our shares as well as due to a reduction in our overall debt level. Interest income decreased by 52% to $38 million for the nine months ended September 30, 2016 as compared to $80 million for the same period in 2015 due to the lower impact of the valuation of the derivative embedded in the convertible debt and the related call option on our shares as well as the repayment of interest bearing notes receivables in the fourth quarter of 2015.

       Income tax expense increased to $471 million for the nine months ended September 30, 2016 as compared to $441 million for the same period in 2015. The effective tax rate decreased to 30.5% from 32.4% for the same period of 2015 mainly driven by lower tax expense as a result of released tax liabilities in the third quarter of 2016 due to tax audit settlements with the tax authorities and a prior year impact from the non-tax deductible loss from the divestiture of our dialysis service business in Venezuela, partially offset by a lower portion of tax free income attributable to noncontrolling interests compared to income before taxes.

       Net income attributable to noncontrolling interests for the nine months ended September 30, 2016 increased to $217 million from $207 million for the same period of 2015 primarily driven by higher operating income of joint ventures with dialysis clinics, partially offset by decreased noncontrolling interest expense related to Care Coordination, both in the North America Segment.

       Net income attributable to shareholders of FMC-AG & Co. KGaA for the nine months ended September 30, 2016 increased by 20% to $855 million from $713 million for the same period in 2015 as a result of the combined effects of the items discussed above. Excluding the impacts of (i) the 2015 after tax loss, $26.9 million, from the divestiture of our dialysis service business in Venezuela and (ii) the 2015 realized portion of the after tax gain, $4.8 million, from the sale of our European marketing rights for certain renal pharmaceuticals to our joint venture, Vifor Fresenius Medical Care Renal Pharma, net income attributable to FMC KGaA increased by 16%.

       Basic earnings per share increased by 19% for the nine months ended September 30, 2016 to $2.80 as compared with $2.34 for the same period in 2015 primarily due to the increase in net income attributable to shareholders of FMC-AG & Co. KGaA described above. The average weighted number of shares outstanding for the period was approximately 305.6 million in 2016 (304.2 million in 2015).

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and nine months ended September 30, 2016 and 2015

       The following discussions pertain to the North America Segment, the EMEA Segment, the Asia-Pacific Segment and the Latin America Segment and the measures we use to manage these segments.

North America Segment

Key Indicators and Business Metrics for North America Segment
	For the nine months ended September 30,
			Change in %
	2016	2015
Total North America Segment
Revenue in $ million(1)	9,512	8,730	9%
Health Care(1)	8,838	8,087	9%
Dialysis Products	674	643	5%
Operating income in $ million	1,486	1,284	16%
Operating income margin in %	15.6%	14.7%
Delivered EBIT in $ million(2)	1,276	1,085	18%
Dialysis
Revenue in $ million(1)	7,808	7,348	6%
Number of dialysis treatments	21,551,727	20,586,228	5%
Same market treatment growth in %	3.2%	4.1%
Operating income in $ million	1,420	1,199	18%
Operating income margin in %	18.2%	16.3%
Delivered EBIT in $ million(2)	1,232	1,033	19%
Care Coordination
Revenue in $ million(1)	1,704	1,382	23%
Operating income in $ million	66	85	(22%	)
Operating income margin in %	3.9%	6.1%
Delivered EBIT in $ million(2)	44	52	(15%	)
Member Months Under Medical Cost Management(3)(4)	281,964	111,867	152%
Medical Cost Under Management in $ million(3)(4)	2,036	965	111%
Care Coordination Patient Encounters(3)(4)	4,057,022	3,774,936	7%

(1) Net of patient service bad debt provision.

(2) For further information on Delivered EBIT, including a reconciliation of Delivered EBIT to Operating Income for each our reporting segments, see "Non-U.S. GAAP Measures for Presentation – Delivered EBIT" below.

(3) For further information on these metrics, please refer to the discussion below of our Care Coordination measures under "Care Coordination Business Metrics for Presentation."

(4) The 2016 metric may be understated due to a physician mapping issue related to the BPCI program within a CMS system which has not yet been resolved. Additionally, data presented for the metrics are subject to finalization by CMS, which may result in changes from previously reported metrics.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and nine months ended September 30, 2016 and 2015

Dialysis

Revenue

       Dialysis revenue increased for the nine months ended September 30, 2016 by 6% to $7,808 million from $7,348 million in the same period of 2015.

       Dialysis care revenue increased for the nine months ended September 30, 2016 by 6% to $7,134 million from $6,705 million in the same period of 2015. This increase was driven by same market treatment growth (3%), increases in organic revenue per treatment (2%), an increase in dialysis days (1%) and contributions from acquisitions (1%), partially offset by the effect of closed or sold clinics (1%).

       Dialysis treatments increased by 5% for the nine months ended September 30, 2016 as compared to the same period in 2015 primarily due to same market treatment growth (3%), an increase in dialysis days (1%) and contributions from acquisitions (1%).

       In the U.S., the average revenue per treatment was $350 for the nine months ended September 30, 2016 and $345 for the same period in 2015. The increase was mainly attributable to a higher volume of dialysis treatments with commercial payors.

       Cost per treatment in the U.S. decreased to $281 for the nine months ended September 30, 2016 from $282 in the same period of 2015. This decrease was largely driven by a favorable impact from lower cost for health care supplies, partially offset by higher personnel expense, rent expense and administration costs.

       Dialysis product revenue increased by 5% to $674 million for the nine months ended September 30, 2016 as compared to $643 million in the same period in 2015. This was driven by higher sales of machines, dialyzers and peritoneal dialysis products, partially offset by lower sales of renal pharmaceuticals.

Operating Income

       Dialysis operating income increased to $1,420 million for the nine months ended September 30, 2016 as compared to $1,199 million in the same period in 2015. Operating income margin increased to 18.2% for the nine months ended September 30, 2016 from 16.3% for the same period in 2015, due to lower costs from health care supplies, a higher volume with commercial payors, higher income from equity method investees and lower legal expenses, partially offset by higher personnel expense, and a cost impact related to the vesting of long term incentive plan grants.

Delivered EBIT

       Dialysis delivered EBIT increased by 19% to $1,232 million for the nine months ended September 30, 2016 from $1,033 million for the same period of 2015 mainly as the result of increased operating income, partially offset by increased noncontrolling interests driven by higher operating income of our joint ventures involving dialysis clinics.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and nine months ended September 30, 2016 and 2015

Care Coordination

Revenue

       Care Coordination revenue increased by 23% to $1,704 million for the nine months ended September 30, 2016 from $1,382 million for the same period of 2015. This increase was driven by increases in organic revenue growth (19%), contributions from acquisitions (3%) and effects of bad debt (1%).

Operating Income

       Care Coordination operating income decreased to $66 million for the nine months ended September 30, 2016 from $85 million for the same period of 2015. The operating income margin decreased to 3.9% for the nine months ended September 30, 2016 from 6.1% mainly driven by increased costs for hospitalist and intensivist services as well as physician practice services due to infrastructure development, partially offset by increased sales of pharmacy services.

Delivered EBIT

       Care Coordination delivered EBIT decreased to $44 million for the nine months ended September 30, 2016 from $52 million for the same period of 2015 mainly as the result of decreased operating income partially offset by decreased noncontrolling interests effects.

Member Months Under Medical Cost Management

       Care Coordination's member months under medical cost management for the nine months ended September 30, 2016 was 281,964 months as compared to 111,867 months for the same period of 2015. The increase in membership volume was largely attributable to BPCI development, furthered enrollment in our ESCOs coupled with the ESCOs initial inclusion in the fourth quarter of 2015, growth in sub-capitation and our other shared savings arrangements as well as the continued contribution from MA-CSNPs which commenced in the first quarter of 2016. See note 4 to the table "Key Indicators and Business Metrics for North America Segment," above.

Medical Cost Under Management

       Care Coordination's medical cost under management for the nine months ended September 30, 2016 was $2,036 million as compared to $965 million for the same period of 2015. The increase in medical cost under management was largely attributable to BPCI development, furthered enrollment in our ESCOs coupled with the ESCOs initial inclusion in the fourth quarter of 2015, growth in sub-capitation and our other shared savings arrangements as well as the continued contribution from MA-CSNPs which commenced in the first quarter of 2016. See note 4 to the table "Key Indicators and Business Metrics for North America Segment," above.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and nine months ended September 30, 2016 and 2015

Care Coordination Patient Encounters

       Care Coordination's patient encounters for the nine months ended September 30, 2016 were 4,057,022 encounters and procedures as compared to 3,774,936 encounters and procedures for the nine months ended September 30, 2015. The increase was driven by patient encounters and procedures provided by hospitalist and intensivist services, Rx BMM program, urgent care centers, vascular procedures as well as cardiovascular and endovascular services. See note 4 to the table "Key Indicators and Business Metrics for North America Segment," above.

New Care Coordination Activities

       In the second quarter of 2016, we expanded our Care Coordination activities with an investment in a physician practice which provides a professional fee capitation program for cardiology services. We will incorporate this new activity into our Care Coordination business metrics in the fourth quarter of 2016.

EMEA Segment

Key Indicators for EMEA Segment
	For the nine months ended September 30,		Change in %
			as reported		at Constant Exchange Rates(1)
	2016	2015
Revenue in $ million(2)	1,982	1,956	1%		4%
Health Care(2)	967	919	5%		9%
Dialysis Products	1,015	1,037	(2%	)	0%
Number of dialysis treatments	6,594,063	6,110,036	8%
Same market treatment growth in %	3.7%	4.2%
Operating income in $ million	395	405	(3%	)
Operating income margin in %	19.9%	20.7%
Delivered EBIT in $ million(3)	393	403	(3%	)

(1) For further information on Constant Exchange Rates, see "Non-U.S. GAAP Measures for Presentation – Constant Currency" below.

(2) Net of patient service bad debt provision.

(3) For further information on Delivered EBIT, including a reconciliation of Delivered EBIT to Operating Income for each our reporting segments, see "Non-U.S. GAAP Measures for Presentation – Delivered EBIT" below.

Revenue

       Total revenue for the EMEA Segment increased by 1% (4% increase at Constant Exchange Rates) to $1,982 million for the nine months ended September 30, 2016 as compared to $1,956 million for the same period of 2015. Health care service revenue for the EMEA Segment increased by 5% (9% increase at Constant Exchange Rates) to $967 million during the nine months ended September 30, 2016 as compared to $919 million for the same period of 2015. This increase is a result of contributions from acquisitions

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and nine months ended September 30, 2016 and 2015

(6%), same market treatment growth (4%), and an increase in dialysis days (1%), partially offset by the negative impact of exchange rate fluctuations (4%), the effect of closed or sold clinics (1%) and decreases in organic revenue growth per treatment (1%). Dialysis treatments increased by 8% for the nine months ended September 30, 2016 over the same period in 2015 mainly due to contributions from acquisitions (5%) and same market treatment growth (4%), partially offset by the effect of closed or sold clinics (1%).

       Dialysis product revenue for the nine months ended September 30, 2016 decreased by 2% (remained unchanged at Constant Exchange Rates) to $1,015 million as compared to $1,037 million in the same period of 2015. Dialysis product revenue was largely static at Constant Exchange Rates due to lower sales of renal pharmaceuticals, dialyzers and machines, mostly offset by increased sales of products for acute care treatments, bloodlines and hemodialysis solutions and concentrates.

Operating Income

       Operating income decreased to $395 million for the three months ended September 30, 2016 as compared to $405 million for the same period in 2015. Operating income margin decreased to 19.9% for the nine months ended September 30, 2016 from 20.7% for the same period in 2015 mainly due to unfavorable foreign exchange effects, the prior year impact from a gain from the sale of our European marketing rights for certain renal pharmaceuticals and higher bad debt expense, partially offset by further sales development at Constant Exchange Rates.

Delivered EBIT

       Delivered EBIT decreased by 3% to $393 million for the nine months ended September 30, 2016 as compared to $403 million for the same period in 2015 due to decreased operating income.

Asia-Pacific Segment

Key Indicators for Asia-Pacific Segment
			Change in %
	For the nine months ended September 30,
			as reported	at Constant Exchange Rates(1)
	2016	2015
Revenue in $ million(2)	1,198	1,107	8%	8%
Health Care(2)	538	496	9%	3%
Dialysis Products	660	611	8%	12%
Number of dialysis treatments	2,956,107	2,822,942	5%
Same market treatment growth in %	4.9%	3.4%
Operating income in $ million	225	219	3%
Operating income margin in %	18.7%	19.8%
Delivered EBIT in $ million(3)	220	213	3%

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and nine months ended September 30, 2016 and 2015

(1) For further information on Constant Exchange Rates, see "Non-U.S. GAAP Measures for Presentation – Constant Currency" below.

(2) Net of patient service bad debt provision.

(3) For further information on Delivered EBIT, including a reconciliation of Delivered EBIT to Operating Income for each our reporting segments, see "Non-U.S. GAAP Measures for Presentation – Delivered EBIT" below.

Revenue

       Total revenue for the Asia-Pacific Segment increased by 8% (8% increase at Constant Exchange Rates) to $1,198 million for the nine months ended September 30, 2016 as compared to $1,107 million for the same period of 2015. Health care service revenue for the Asia-Pacific Segment increased during the nine months ended September 30, 2016 by 9% (3% increase at Constant Exchange Rates) to $538 million from $496 million in the same period of 2015. This increase is a result of exchange rate fluctuations (6%) and same market treatment growth (5%), partially offset by decreases in organic revenue growth per treatment (1%) and the effect of closed or sold clinics (1%). Dialysis treatments increased by 5% for the nine months ended September 30, 2016 over the same period in 2015 mainly due to same market treatment growth (5%) and contributions from acquisitions (1%), partially offset by the effect of closed or sold clinics (1%).

       Dialysis product revenue for the nine months ended September 30, 2016 increased by 8% (12% increase at Constant Exchange Rates) to $660 million compared to $611 million in the same period of 2015. The increase at Constant Exchange Rates was driven by increased sales of dialyzers, bloodlines, machines, products for acute care treatments, peritoneal dialysis products and hemodialysis solutions and concentrates.

Operating Income

       Operating income increased by 3% to $225 million for the nine months ended September 30, 2016 as compared to $219 million for the same period in 2015. Operating income margin decreased to 18.7% for the nine months ended September 30, 2016 compared to 19.8% in the same period of 2015 due to costs associated with changes in the Management Board and increased costs related to further sales development.

Delivered EBIT

       Delivered EBIT increased by 3% to $220 million for the nine months ended September 30, 2016 as compared to $213 million for the same period in 2015 due to increased operating income coupled with a decrease in noncontrolling interests.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and nine months ended September 30, 2016 and 2015

Latin America Segment

Key Indicators for Latin America Segment
			Change in %
	For the nine months ended September 30,
			as reported		at Constant Exchange Rates(1)
	2016	2015
Revenue in $ million	520	576	(10%	)	13%
Health Care(2)	377	427	(12%	)	16%
Dialysis Products	143	149	(4%	)	7%
Number of dialysis treatments	3,552,717	3,701,040	(4%	)
Same market treatment growth in %	1.9%	6.8%
Operating income in $ million	47	25	86%
Operating income margin in %	9.1%	4.4%
Delivered EBIT in $ million(3)	47	25	88%

(1) For further information on Constant Exchange Rates, see "Non-U.S. GAAP Measures for Presentation – Constant Currency" below.

(2) Net of patient service bad debt provision.

(3) For further information on Delivered EBIT, including a reconciliation of Delivered EBIT to Operating Income for each our reporting segments, see "Non-U.S. GAAP Measures for Presentation – Delivered EBIT" below.

Revenue

       Total revenue for the Latin America Segment decreased by 10% (13% increase at Constant Exchange Rates) to $520 million for the nine months ended September 30, 2016 as compared to $576 million for the same period of 2015. Health care service revenue for the Latin America Segment decreased by 12% (16% increase at Constant Exchange Rates) during the nine months ended September 30, 2016 to $377 million as compared to $427 million for the same period of 2015. The health care service revenue decreased as a result of the negative effect of exchange rate fluctuations (28%) and the effect of closed or sold clinics (mainly in Venezuela) (8%), partially offset by increases in organic revenue per treatment (20%), growth in same market treatments (2%) and contributions from acquisitions (2%). Dialysis treatments decreased by 4% for the nine months ended September 30, 2016 over the same period in 2015 mainly due to the effect of closed or sold clinics (mainly in Venezuela) (8%), partially offset by same market treatment growth (2%), contributions from acquisitions (2%).

       Dialysis product revenue for the nine months ended September 30, 2016 decreased by 4% (7% increase at Constant Exchange Rates) to $143 million compared to $149 million in the same period of 2015. The 7% increase at Constant Exchange Rates was driven by increased sales of dialyzers, hemodialysis solutions and concentrates and bloodlines, partially offset by lower sales of peritoneal dialysis products and machines.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and nine months ended September 30, 2016 and 2015

Operating Income

       Operating income increased by 86% to $47 million for the nine months ended September 30, 2016 as compared to $25 million for the same period in 2015. Operating income margin increased to 9.1% for the nine months ended September 30, 2016 from 4.4% for the same period in 2015 mainly due the prior year loss from the divestment of the dialysis service business in Venezuela and the impact from higher revenue in the region, partially offset by unfavorable foreign exchange effects, higher costs mainly related to inflation and an unfavorable impact from manufacturing production costs driven by higher costs for quality development.

Delivered EBIT

       Delivered EBIT increased by 88% to $47 million for the nine months ended September 30, 2016 as compared to $25 million for the same period in 2015 due to the impacts noted above in operating income.

Liquidity and Capital Resources

Nine months ended September 30, 2016 compared to nine months ended September 30, 2015

       Our primary sources of liquidity are typically cash provided by operating activities, cash provided by short-term debt from third parties and related parties, as well as proceeds from the issuance of long-term debt and equity securities. We require this capital primarily to finance working capital needs, fund acquisitions and joint ventures, develop free-standing renal dialysis clinics and other health care facilities, purchase equipment for existing or new renal dialysis clinics and production sites, repay debt and pay dividends (see "Net Cash Provided By (Used In) Investing Activities" and "Net Cash Provided By (Used In) Financing Activities" below).

       At September 30, 2016, we had cash and cash equivalents of $630 million. For information regarding utilization and availability of cash under our principal credit facility (the "Amended 2012 Credit Agreement") and our Accounts Receivable Facility, see Note 5 of the Notes to Consolidated Financial Statements (unaudited), "Long-term Debt and Capital Lease Obligations – Amended 2012 Credit Agreement," and "– Accounts Receivable Facility" included in this report.

Net Cash Provided By (Used In) Operating Activities

       In the first nine months of 2016 and 2015, we generated net cash provided by operating activities of $1,296 million and $1,412 million, respectively. Cash provided by operating activities is impacted by the profitability of our business, the development of our working capital, principally inventories, receivables and cash outflows that occur due to a number of specific items as discussed below. The decrease in 2016 versus 2015 was mainly a result of a $100 million discretionary contribution to pension plan assets in the United States, the timing of other working capital items, higher income tax payments due to both a tax refund in the comparable period of 2015 and increased earnings in the current period, partially offset by increased earnings and reduced inventory levels driven by decreased volume of health care supplies, particularly due to a decrease in erythropoietin-stimulating agents inventory.

       The profitability of our business depends significantly on reimbursement rates. Approximately 81% of our revenues are generated by providing health care services, a major portion of which is reimbursed by

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and nine months ended September 30, 2016 and 2015 either public health care organizations or private insurers. Legislative changes could affect reimbursement rates for a significant portion of the services we provide, as well as the scope of coverage. A decrease in reimbursement rates or the scope of coverage could have a material adverse effect on our business, financial condition and results of operations and thus on our capacity to generate cash flow. See "Overview, Legislation and Growth," above.

       Our working capital, which is defined as current assets less current liabilities, was $1,965 million at September 30, 2016 which decreased from $2,619 million at December 31, 2015. The change is primarily the result of increased short-term debt due to issuance of short-term notes under our commercial paper program (see Note 4 of the Notes to Consolidated Financial Statements (unaudited), "Short-Term Debt and Short-Term Debt from Related Parties"), the reclassification of our dollar-denominated senior notes to current liabilities as these notes mature during the third quarter of 2017, increased accrued expenses and other current liabilities and short-term debt from related parties, partially offset by increased trade accounts receivable, the repayment of our Euro-denominated notes that matured in the third quarter of 2016 and increased cash and cash equivalents. Our ratio of current assets to current liabilities was 1.37 and 1.63 at September 30, 2016 and December 31, 2015, respectively.

       We intend to continue to address our current cash and financing requirements using cash provided by operating activities, our existing and future credit agreements, issuances under the Commercial Paper Program (See Note 4 of the Notes to the Consolidated Financial Statements, "Short-Term Debt and Short-Term Debt from Related Parties," included in this report) as well as the issuance of debt securities. In addition, when funds are required for acquisitions or to meet other needs, we expect to successfully complete long-term financing arrangements, such as the issuance of senior notes. We aim to preserve financial resources with a minimum $500 million of committed and unutilized credit facilities.

       Cash provided by operating activities depends on the collection of accounts receivable. Commercial customers and governments generally have different payment cycles. A lengthening of their payment cycles could have a material adverse effect on our capacity to generate cash flow. In addition, we could face difficulties in enforcing and collecting accounts receivable under some countries' legal systems and due to the economic conditions in some countries. Accounts receivable balances, net of valuation allowances, represented Days Sales Outstanding ("DSO") of 72 at September 30, 2016, an increase as compared to 71 at December 31, 2015.

       DSO by segment is calculated by dividing the segment's accounts receivable, as converted to U.S. dollars using the average exchange rate for the period presented, less any value added tax included in the receivables, by the average daily sales for the last twelve months of that segment, as converted to U.S. dollars using the average exchange rate for the period. Receivables and sales are adjusted for amounts

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and nine months ended September 30, 2016 and 2015 related to significant acquisitions made during the periods presented. The development of DSO by reporting segment is shown in the table below:

	September 30, 2016	December 31, 2015
North America days sales outstanding	55	53

EMEA days sales outstanding	108	104

Asia-Pacific days sales outstanding	110	113

Latin America days sales outstanding	144	141

FMC-AG & Co. KGaA average days sales outstanding	72	71

       The DSO increase in the North America Segment is largely due to ordinary business fluctuations as well as an adjustment to invoicing practices within the quarter. The EMEA Segment's DSO increase reflects increased sales in the region coupled with fluctuations in payments of public health care organizations. The Asia-Pacific Segment's DSO decrease reflects an improvement of payment collections in China. The Latin America Segment's DSO increase reflects periodic delays in payment of public health care organizations in certain countries.

       Due to the fact that a large portion of our reimbursement is provided by public health care organizations and private insurers, we expect that most of our accounts receivable will be collectible.

Net Cash Provided By (Used In) Investing Activities

       We used net cash of $928 million and $759 million in investing activities in the nine months ended September 30, 2016 and 2015, respectively.

       Capital expenditures for property, plant and equipment, net of proceeds from sales of property, plant and equipment were $734 million and $636 million in the first nine months of 2016 and 2015, respectively. In the first nine months of 2016, capital expenditures were $437 million in the North America Segment, $168 million at Corporate, $83 million for the EMEA Segment, $25 million for the Asia-Pacific Segment and $21 million for the Latin America Segment. Capital expenditures in the first nine months of 2015 were $328 million in the North America Segment, $179 million at Corporate, $81 million for the EMEA Segment, $25 million for the Asia-Pacific Segment and $23 million for the Latin America Segment. The majority of our capital expenditures were used for maintaining existing clinics, equipping new clinics, maintenance and expansion of production facilities (primarily in the North America Segment, Germany and France) and capitalization of machines provided to our customers and for Care Coordination. Capital expenditures were approximately 6% of total revenue in the first nine months of 2016 as compared to 5% for the same period in 2015.

       In addition to the capital expenditures discussed above, we invested approximately $387 million cash in the first nine months of 2016, $304 million in the North America Segment, $55 million in the EMEA Segment, $13 million in the Asia-Pacific Segment, $8 million at Corporate and $7 million in the Latin America Segment. The investment in the first nine months of 2016 is primarily related to acquisitions of

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and nine months ended September 30, 2016 and 2015 dialysis clinics, available for sale financial assets, acquisitions in our hospitalist and intensivist business, and a loan provided to an equity method investee in the North America Segment as well as the acquisition of dialysis clinics in the EMEA Segment, the Asia-Pacific Segment as well as the Latin America Segment. Additionally, during the first nine months of 2016, we received $193 million from divestitures, including approximately $111 million related to available for sale financial assets and an approximately $80 million repayment of unsecured loans provided to an equity method investee in 2015 and 2016. In the first nine months of 2015, we invested approximately $166 million cash, approximately $99 million in the North America Segment, $37 million in the EMEA Segment, $21 million at Corporate, $8 million in the Asia-Pacific Segment and $1 in the Latin America Segment. Additionally, during the nine months ended 2015, we received $42 million from divestitures, primarily driven by a $21 million repayment of an unsecured loan provided to an equity method investee in 2014, $10 million related to the sale of our European marketing rights for certain renal pharmaceuticals (See Note 2 of the Notes to the Consolidated Financial Statements (unaudited)) as well as $9 million from the sale of our plasma collection device manufacturing business to Fresenius Kabi USA, Inc.

       We anticipate capital expenditures of $1.0 to $1.1 billion and expect to make acquisitions of approximately $0.75 billion in 2016. See "Outlook" below.

Net Cash Provided By (Used In) Financing Activities

       Net cash used in financing activities was $318 million in the first nine months of 2016 compared to net cash used in financing activities of $634 million in the first nine months of 2015.

       In the nine-month period ended September 30, 2016, cash was mainly used for the repayments of long-term debt and capital lease obligations, payment of dividends, distributions to noncontrolling interests as well as repayments of short-term debt, partially offset by proceeds from short-term debt. In the first nine months of 2015, cash was mainly used for repayments of long-term debt, the payment of dividends, repayments of short-term debt, distributions to noncontrolling interests and a reduction in the Accounts Receivable facility, partially offset by proceeds from short-term debt, proceeds from the exercise of stock options and proceeds from short-term debt from related parties.

       On May 13, 2016, we paid a dividend with respect to 2015 of €0.80 per share (for 2014 paid in 2015 €0.78). The total dividend payment was €244 million ($277 million) as compared with €237 million ($263 million) in the prior year.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and nine months ended September 30, 2016 and 2015

Non-U.S. GAAP Measures for Presentation

Constant Currency

       Changes in revenue include the impact of changes in foreign currency exchange rates. We use the non-GAAP financial measure at Constant Exchange Rates or Constant Currency in our filings to show changes in our revenue without giving effect to period-to-period currency fluctuations. Under U.S. GAAP, revenues received in local (non-U.S. dollar) currency are translated into U.S. dollars at the average exchange rate for the period presented. Once we translate the local currency revenues for the Constant Currency, we then calculate the change, as a percentage, of the current period revenues using the prior period exchange rates versus the prior period revenues. This resulting percentage is a non-GAAP measure referring to a change as a percentage at Constant Currency.

       We believe that revenue growth is a key indication of how a company is progressing from period to period and that the non-GAAP financial measure Constant Currency is useful to investors, lenders, and other creditors because such information enables them to gauge the impact of currency fluctuations on a company's revenue from period to period. However, we also believe that the usefulness of data on Constant Currency period-over-period changes is subject to limitations, particularly if the currency effects that are eliminated constitute a significant element of our revenue and significantly impact our performance. We therefore limit our use of Constant Currency period-over-period changes to a measure for the impact of currency fluctuations on the translation of local currency revenue into U.S. dollars. We do not evaluate our results and performance without considering both Constant Currency period-over-period changes in non-U.S. GAAP revenue on the one hand and changes in revenue prepared in accordance with U.S. GAAP on the other. We caution the readers of this report to follow a similar approach by considering data on Constant Currency period-over-period changes only in addition to, and not as a substitute for or superior to, changes in revenue prepared in accordance with U.S. GAAP. We present the fluctuation derived from U.S. GAAP revenue next to the fluctuation derived from non-GAAP revenue. Because the reconciliation is inherent in the disclosure, we believe that a separate reconciliation would not provide any additional benefit.

Delivered EBIT

       As a result of the increase of noncontrolling interest holders in our operations, we believe a measure that is meaningful to investors is operating income less noncontrolling interests ("Delivered EBIT"). Delivered EBIT approximates the operating income attributable to the shareholders of FMC-AG & Co. KGaA. As such, we believe that operating income, or EBIT, is the closest comparable U.S. GAAP

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and nine months ended September 30, 2016 and 2015 measure. Below is a table showing the reconciliation of Delivered EBIT to Operating Income for each of our reporting segments:

	Three months ended September 30		Nine months ended September 30
	2016	2015	2016	2015
	(in millions, unaudited)		(in millions, unaudited)
Delivered EBIT reconciliation
Total
Operating income (EBIT)	$670	$614	$1,851	$1,665

less noncontrolling interests	(73)	(84)	(217)	(207)
Delivered EBIT	597	530	1,634	1,458
North America
Operating income (EBIT)	536	515	1,486	1,284

less noncontrolling interests	(70)	(80)	(210)	(199)
Delivered EBIT	466	435	1,276	1,085
Dialysis
Operating income (EBIT)	505	482	1,420	1,199

less noncontrolling interests	(65)	(69)	(188)	(166)
Delivered EBIT	440	413	1,232	1,033
Care Coordination
Operating income (EBIT)	31	33	66	85

less noncontrolling interests	(5)	(11)	(22)	(33)
Delivered EBIT	26	22	44	52
EMEA
Operating income (EBIT)	125	130	395	405

less noncontrolling interests	(1)	(1)	(2)	(2)
Delivered EBIT	124	129	393	403
Asia-Pacific
Operating income (EBIT)	85	68	225	219

less noncontrolling interests	(2)	(3)	(5)	(6)
Delivered EBIT	83	65	220	213
Latin America
Operating income (EBIT)	20	(8)	47	25

less noncontrolling interests	0	0	0	0
Delivered EBIT	20	(8)	47	25

Non-U.S. GAAP Measures

EBITDA

       EBITDA (earnings before interest, tax, depreciation and amortization expenses) was approximately $2,424 million, 18.3% of revenues for the nine-month period ended September 30, 2016, and

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and nine months ended September 30, 2016 and 2015

$2,202 million, 17.8% of revenues for the same period of 2015. EBITDA is the basis for determining compliance with certain covenants contained in our Amended 2012 Credit Agreement, euro-denominated notes and the indentures relating to our senior notes. You should not consider EBITDA to be an alternative to net earnings determined in accordance with U.S. GAAP or to cash flow from operations, investing activities or financing activities. In addition, not all funds depicted by EBITDA are available for management's discretionary use. For example, a substantial portion of such funds are subject to contractual restrictions and functional requirements for debt service, to fund necessary capital expenditures and to meet other commitments from time to time as described in more detail elsewhere in this report. EBITDA, as calculated, may not be comparable to similarly titled measures reported by other companies. A reconciliation of EBITDA to cash flow provided by (used in) operating activities, which we believe to be the most directly comparable U.S. GAAP financial measure, is calculated as follows:

Reconciliation of EBITDA to net cash provided by (used in) operating activities

	For the nine months ended September 30,
	2016	2015
	(in millions)
Total EBITDA	$2,424	$2,202
Interest expense (net of interest income)	(308)	(304)
Income tax expense	(471)	(441)
Change in deferred taxes, net	(55)	(103)
Changes in operating assets and liabilities	(261)	69
Stock compensation expense	26	6
Other items, net	(59)	(17)

Net cash provided by (used in) operating activities	$1,296	$1,412

Cash flow measures

       Our consolidated statement of cash flows indicates how we generated and used cash and cash equivalents. When used in conjunction with the other primary financial statements, it provides information that helps us evaluate the changes in our net assets and our financial structure (including our liquidity and solvency). The net cash provided by (used in) operating activities is used to assess whether our business can generate the cash required to make replacement and expansion investments. Net cash provided by (used in) operating activities is impacted by the profitability of our business and development of working capital, principally receivables. The financial key performance indicator of net cash provided by (used in) operating activities in percentage of revenue shows the percentage of our revenue that is available in terms of financial resources.

       Free cash flow is the cash flow provided by (used in) operating activities after capital expenditures for property, plant and equipment but before acquisitions and investments. The key performance indicator used by management is free cash flow as a percentage of revenue. This represents the percentage of revenue that is available for acquisitions, dividends to shareholders, or the reduction of debt financing.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and nine months ended September 30, 2016 and 2015

       The following table shows the significant cash flow key performance indicators for the nine months ended September 30, 2016 and 2015:

	For the nine months ended September 30,
	2016	2015
	(in millions)
Revenue	$13,224	$12,390

Net cash provided by (used in) operating activities	1,296	1,412
Capital expenditures	(748)	(647)
Proceeds from sale of property, plant and equipment	14	11

Capital expenditures, net	$(734)	$(636)

Free cash flow	562	776
Net cash provided by (used in) operating activities as a % of revenue	9.8%	11.4%
Free cash flow as a % of revenue	4.3%	6.3%

Care Coordination Business Metrics for Presentation

       The measures for our North America Segment discussed below include current and future programs that we will be participating in and will be reflected in the discussion of our business within the North America Segment. Currently, only the sub-capitation, BPCI, ESCO programs and other shared savings programs are included within the Member Months and Medical Cost Under Management calculations below. In the future, there may be other programs that could be included in the following metrics. These metrics may be developed further in future periods. Note that due to the timing required by CMS to review the BPCI program data that we provide, estimates have been used in order to report these metrics in a timely manner. Capitation arrangements under physician practice services will be incorporated into our Care Coordination business metrics in the fourth quarter of 2016.

Member Months Under Medical Cost Management

       Member months under medical cost management is calculated by multiplying the number of members who are included in value-based reimbursement programs, such as Medicare Advantage plans or other value-based programs in the U.S., by the corresponding number of months these members participate in those programs ("Member Months"). In the aforementioned programs, we are assuming the risk of generating savings. The financial results will be recorded in earnings as our performance is determined. The membership offerings within Care Coordination are sub-capitation arrangements, MA-CSNPs, ESCO and BPCI programs as well as other shared savings programs. An increase in patient membership may indicate future earnings or losses as our performance is determined through these managed care programs.

Medical Cost Under Management

       Medical cost under management represents the management of medical costs associated with our patient membership in value-based programs. For ESCO, BPCI and other shared savings programs, this is calculated by multiplying the Member Months in each program by the benchmark of expected medical cost per member per month. The sub-capitation and MA-CSNPs calculation multiplies the premium per

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and nine months ended September 30, 2016 and 2015 member of the program per month by the number of Member Months associated with the plan, as noted above.

Care Coordination Patient Encounters

       Care Coordination patient encounters represents the total patient encounters and procedures conducted by certain of our Care Coordination activities. Specifically, Care Coordination patient encounters is the sum of all encounters and procedures completed during the period by Sound, MedSpring Urgent Care, Fresenius Vascular Care, and National Cardiovascular Partners as well as patients in our Rx BMM program.

Balance Sheet Structure

       Total assets as of September 30, 2016 increased to $26,658 million from $25,365 million as compared to December 31, 2015. Current assets as a percent of total assets remained flat at 27% at September 30, 2016 as compared to December 31, 2015. The equity ratio, the ratio of our equity divided by total liabilities and shareholders' equity, increased to 42% at September 30, 2016 as compared to 41% as of December 31, 2015.

Outlook

       Below is a table showing our growth outlook for 2016. The outlook for 2016 is based on exchange rates prevailing at the beginning of 2016:

Targets 2016
Revenue(1)(2)	Growth 7 – 10% (at Constant Exchange Rates)
Operating income(3)	Growth > revenue growth
Delivered EBIT(3)	Growth > revenue growth
Net income growth(2)(3)(4)	15 – 20%
Basic earnings per share growth(2)(3)(4)	based on development of net income
Capital Expenditures	$1.0 – 1.1 billion
Acquisitions and investments	~ $0.75 billion
Net cash provided by (used in) operating activities in % of revenue(3)	> 10%
Free cash flow in % of revenue(3)	> 4%
Debt/EBITDA Ratio	< 3.0
Employees(5)	> 109,000
Research and development expenses	$160 – 170 million

(1) Net of patient service bad debt provision

(2) Targets 2016 exclude contributions from acquisitions closed in 2015 and 2016

(3) Targets 2016 exclude special items

(4) Net income attributable to shareholders of FMC AG & Co. KGaA

(5) Full-time equivalents

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and nine months ended September 30, 2016 and 2015

Recently Implemented Accounting Pronouncements

       On February 18, 2015, FASB issued Accounting Standards Update 2015-02 ("ASU 2015-02"), Consolidation (Topic 810): Amendments to the Consolidation Analysis, which focuses on clarifying guidance related to the evaluation of various types of legal entities such as limited partnerships, limited liability corporations and certain security transactions for consolidation. The update is effective for fiscal years beginning after December 15, 2015, and for interim periods within fiscal years beginning after December 15, 2015. We have implemented ASU 2015-02. These types of legal entities are predominantly utilized in the U.S. The consolidation disclosures in Note 1 of our 2016 annual report on Form 20-F will include amended disclosures in relation to this ASU.

       On November 20, 2015, FASB issued Accounting Standards Update 2015-17 ("ASU 2015-17") Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes, which focuses on reducing the complexity of classifying deferred taxes on the balance sheet. ASU 2015-17 eliminates the current requirement for organizations to present deferred tax liabilities and assets as current and noncurrent in a classified balance sheet and requires the classification of all deferred tax assets and liabilities as noncurrent. The update is effective for fiscal years and interim periods within those years beginning after December 15, 2016. We adopted this ASU as of March 31, 2016. In accordance with ASU 2015-17, deferred taxes recorded as of December 31, 2015 within current assets and liabilities have been reclassified to noncurrent assets and liabilities in the amount of $216 million and $36 million, respectively. As a result of deferred tax netting, noncurrent assets and liabilities were then adjusted in the amount of $168 million.

Recent Accounting Pronouncements Not Yet Adopted

       On May 28, 2014, the FASB issued Accounting Standards Update 2014-09 ("ASU 2014-09"), Revenue from Contracts with Customers, Topic 606. Simultaneously, the IASB published its equivalent revenue standard, "IFRS 15," Revenue from Contracts with Customers. The standards are the result of a convergence project between FASB and the IASB. This update specifies how and when companies reporting under U.S. GAAP will recognize revenue as well as providing users of financial statements with more informative and relevant disclosures. ASU 2014-09 supersedes some guidance included in topic 605, Revenue Recognition, some guidance within the scope of Topic 360, Property, Plant, and Equipment, and some guidance within the scope of Topic 350, Intangibles – Goodwill and Other. This ASU applies to nearly all contracts with customers, unless those contracts are within the scope of other standards (for example, lease contracts or insurance contracts). With the issuance of Accounting Standards Update 2015-14 ("ASU 2015-14"), Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date on August 12, 2015, the effective date of ASU 2014-09 for public business entities, among others, was deferred from fiscal years and interim periods within those years beginning after December 15, 2016 to fiscal years and interim periods within those years beginning after December 15, 2017. Earlier adoption is permitted. We are currently evaluating the impact of ASU 2014-09, in conjunction with all amendments, on our Consolidated Financial Statements.

       On January 5, 2016, FASB issued Accounting Standards Update 2016-01 ("ASU 2016-01") Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. ASU 2016-01 focuses on improving the recognition and measurement of financial instruments to provide users of financial statements with more decision-useful information. ASU 2016-01 affects the accounting treatment and disclosures related to financial instruments and equity instruments. The update is effective for fiscal years and interim periods within those years beginning after December 15, 2017.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and nine months ended September 30, 2016 and 2015

Earlier adoption is generally not permitted. We are currently evaluating the impact of ASU 2016-01 on our Consolidated Financial Statements.

       On February 25, 2016, FASB issued Accounting Standards Update 2016-02 ("ASU 2016-02") Leases (Subtopic 842). ASU 2016-02 is expected to increase transparency and comparability by recognizing lease assets and lease liabilities from lessees on the balance sheet and disclosing key information about leasing arrangements in the financial statements. The lessor accounting is largely unchanged. The updates are effective for fiscal years and interim periods within those years beginning after December 15, 2018. Early applications of the amendments in these updates are permitted. We are currently evaluating the impact of ASU 2016-02 on our Consolidated Financial Statements.

       On March 30, 2016, FASB issued Accounting Standards Update 2016-09 ("ASU 2016-09") Compensation – Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. ASU 2016-09 simplifies guidance with regard to income tax consequences for share-based payment transactions, classification of awards as equity or liabilities as well as cash flow impacts. The updates are effective for fiscal years and interim periods within those years beginning after December 15, 2016. Early adoption is permitted. We are currently evaluating the impact of ASU 2016-09 on our Consolidated Financial Statements.

       On June 16, 2016, FASB issued Accounting Standards Update 2016-13 ("ASU 2016-13") Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. ASU 2016-13 amends guidance on reporting credit losses for assets held at amortized cost basis and available for sale financial assets. For Securities and Exchange Commission filers, these updates are effective for fiscal years and interim periods within those years beginning after December 15, 2019. Early adoption is permitted as of the fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. We are currently evaluating the impact of ASU 2016-13 on our Consolidated Financial Statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Financial Statements

Consolidated Statements of Income

(unaudited)

(in thousands, except share data)

	For the three months ended September 30,		For the nine months ended September 30,
	2016	2015	2016	2015
Net revenue:
Health Care	$3,839,604	$3,506,487	$11,061,234	$10,249,419
Less: Patient service bad debt provision	105,134	104,248	341,389	319,978

Net Health Care	3,734,470	3,402,239	10,719,845	9,929,441
Dialysis Products	863,771	829,112	2,504,213	2,460,573

	4,598,241	4,231,351	13,224,058	12,390,014
Costs of revenue:
Health Care	2,746,492	2,458,449	7,933,567	7,355,881
Dialysis Products	380,091	391,140	1,102,654	1,171,054

	3,126,583	2,849,589	9,036,221	8,526,935
Gross profit	1,471,658	1,381,762	4,187,837	3,863,079
Operating (income) expenses:
Selling, general and administrative	786,849	742,330	2,277,451	2,119,864
Research and development	43,898	34,939	120,136	100,360
Income from equity method investees	(29,031)	(9,037)	(61,073)	(22,038)

Operating income	669,942	613,530	1,851,323	1,664,893
Other (income) expense:
Interest income	(9,849)	(6,490)	(38,346)	(79,599)
Interest expense	109,869	105,935	346,151	383,110

Income before income taxes	569,922	514,085	1,543,518	1,361,382
Income tax expense	164,233	168,434	470,933	441,667

Net income	405,689	345,651	1,072,585	919,715
Less: Net income attributable to noncontrolling interests	72,511	83,331	217,441	207,079

Net income attributable to shareholders of FMC-AG & Co. KGaA	$333,178	$262,320	$855,144	$712,636

Basic earnings per share	$1.09	$0.86	$2.80	$2.34

Fully diluted earnings per share	$1.09	$0.86	$2.79	$2.34

See accompanying notes to unaudited consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated Statements of Comprehensive Income

(unaudited, in thousands)

	For the three months ended September 30,		For the nine months ended September 30,
	2016	2015	2016	2015
Net Income	$405,689	$345,651	$1,072,585	$919,715

Gain (loss) related to cash flow hedges	8,074	15,633	20,388	43,571
Actuarial gain (loss) on defined benefit pension plans	7,686	8,660	23,053	25,995
Gain (loss) related to foreign currency translation	19,170	(142,313)	135,165	(250,948)
Income tax (expense) benefit related to components of other comprehensive income	(5,257)	(7,494)	(14,523)	(22,160)

Other comprehensive income (loss), net of tax	29,673	(125,514)	164,083	(203,542)

Total comprehensive income	$435,362	$220,137	$1,236,668	$716,173
Comprehensive income attributable to noncontrolling interests	73,418	82,726	221,404	203,387

Comprehensive income attributable to shareholders of FMC-AG & Co. KGaA	$361,944	$137,411	$1,015,264	$512,786

See accompanying notes to unaudited consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated Balance Sheets

(in thousands, except share data)

	September 30, 2016	December 31, 2015
	(unaudited)	(audited)
Assets
Current assets:
Cash and cash equivalents	$629,837	$549,500
Trade accounts receivable less allowance for doubtful accounts of $553,011 in 2016 and $465,790 in 2015	3,620,554	3,285,196
Accounts receivable from related parties	171,463	218,285
Inventories	1,406,594	1,340,751
Prepaid expenses and other current assets	1,389,950	1,374,715

Total current assets	7,218,398	6,768,447
Property, plant and equipment, net	3,734,628	3,425,574
Intangible assets	818,654	830,489
Goodwill	13,487,911	13,032,750
Deferred taxes	193,235	188,833
Investment in equity method investees	709,814	644,709
Other assets	495,845	474,452

Total assets	$26,658,485	$25,365,254

Liabilities and shareholders' equity
Current liabilities:
Accounts payable	$527,424	$627,828
Accounts payable to related parties	257,960	153,023
Accrued expenses and other current liabilities	2,631,279	2,503,137
Short-term debt	721,246	109,252
Short-term debt from related parties	98,886	19,052
Current portion of long-term debt and capital lease obligations	891,299	664,335
Income tax payable	125,716	72,819

Total current liabilities	5,253,810	4,149,446
Long-term debt and capital lease obligations, less current portion	7,174,008	7,853,487
Other liabilities	545,721	465,625
Pension liabilities	514,480	585,328
Income tax payable	128,397	162,500
Deferred taxes	581,721	624,500

Total liabilities	14,198,137	13,840,886
Noncontrolling interests subject to put provisions and other temporary equity	1,222,643	1,028,368
Shareholders' equity:
Ordinary shares, no par value, €1.00 nominal value, 385,913,972 shares authorized, 307,141,323 issued and 306,141,372 outstanding	380,872	387,162
Treasury stock, at cost	(136,976)	(505,014)
Additional paid-in capital	3,074,913	3,470,308
Retained earnings	8,448,949	7,870,981
Accumulated other comprehensive income (loss)	(1,176,175)	(1,336,295)

Total FMC-AG & Co. KGaA shareholders' equity	10,591,583	9,887,142
Noncontrolling interests not subject to put provisions	646,122	608,858
Total equity	11,237,705	10,496,000

Total liabilities and equity	$26,658,485	$25,365,254

See accompanying notes to unaudited consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated Statements of Cash Flows

(unaudited, in thousands)

	For the nine months ended September 30,
	2016	2015
Operating Activities:
Net income	$1,072,585	$919,715
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	572,583	536,651
Change in deferred taxes, net	(54,899)	(103,203)
(Gain) loss on sale of fixed assets and investments	(3,095)	(5,177)
Compensation expense related to stock options	26,308	5,902
Investments in equity method investees, net	(55,749)	(10,722)
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts receivable, net	(269,958)	(273,337)
Inventories	(45,188)	(265,595)
Prepaid expenses, other current and non-current assets	32,842	284,718
Accounts receivable from related parties	(19,484)	31,244
Accounts payable to related parties	101,235	70,428
Accounts payable, accrued expenses and other current and non-current liabilities	(63,275)	247,618
Income tax payable	2,411	(26,518)

Net cash provided by (used in) operating activities	1,296,316	1,411,724

Investing Activities:
Purchases of property, plant and equipment	(747,642)	(647,350)
Proceeds from sale of property, plant and equipment	13,586	11,167
Acquisitions and investments, net of cash acquired, and purchases of intangible assets	(386,968)	(165,694)
Proceeds from divestitures	193,135	42,513

Net cash provided by (used in) investing activities	(927,889)	(759,364)

Financing Activities:
Proceeds from short-term debt	818,691	211,027
Repayments of short-term debt	(219,120)	(236,295)
Proceeds from short-term debt from related parties	138,744	59,063
Repayments of short-term debt from related parties	(59,382)	-
Proceeds from long-term debt and capital lease obligations	225	5,972
Repayments of long-term debt and capital lease obligations	(553,045)	(264,693)
Increase (decrease) of accounts receivable securitization program	(51,000)	(45,750)
Proceeds from exercise of stock options, net	46,522	67,234
Dividends paid	(277,176)	(263,244)
Distributions to noncontrolling interests	(234,742)	(201,884)
Contributions from noncontrolling interests	72,462	34,299

Net cash provided by (used in) financing activities	(317,821)	(634,271)

Effect of exchange rate changes on cash and cash equivalents	29,731	(30,567)

Cash and Cash Equivalents:
Net increase (decrease) in cash and cash equivalents	80,337	(12,478)
Cash and cash equivalents at beginning of period	549,500	633,855

Cash and cash equivalents at end of period	$629,837	$621,377

See accompanying notes to unaudited consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated Statement of Shareholders' Equity
For the nine months ended September 30, 2016 (unaudited) and year ended December 31, 2015 (audited)
(in thousands, except share data)

	Ordinary Shares		Treasury Stock					Total FMC-AG & Co. KGaA shareholders' equity
							Accumulated Other comprehensive income (loss)		Noncontrolling interests not subject to put provisions
	Number of shares	No par value	Number of shares	Amount	Additional paid in capital	Retained earnings				Total Equity
Balance at December 31, 2014	311,104,251	$385,215	(7,548,951)	$(505,014)	$3,546,075	$7,104,780	$(1,087,743)	$9,443,313	$585,058	$10,028,371
Proceeds from exercise of options and related tax effects	1,758,820	1,947	-	-	87,065	-	-	89,012	-	89,012
Compensation expense related to stock options	-	-	-	-	12,323	-	-	12,323	-	12,323
Vested subsidiary stock incentive plans	-	-	-	-	(4,613)	-	-	(4,613)	-	(4,613)
Dividends paid	-	-	-	-	-	(263,244)	-	(263,244)	-	(263,244)
Purchase/ sale of noncontrolling interests	-	-	-	-	7,461	-	-	7,461	7,169	14,630
Contributions from/ to noncontrolling interests	-	-	-	-	-	-	-	-	(100,852)	(100,852)
Expiration of put provisions and other reclassifications	-	-	-	-	-	-	-	-	(5,206)	(5,206)
Changes in fair value of noncontrolling interests subject to put provisions	-	-	-	-	(178,003)	-	-	(178,003)	-	(178,003)
Net income	-	-	-	-	-	1,029,445	-	1,029,445	124,577	1,154,022
Other comprehensive income (loss)					-	-	(248,552)	(248,552)	(1,888)	(250,440)

Comprehensive income	-	-	-	-	-	-	-	780,893	122,689	903,582

Balance at December 31, 2015	312,863,071	$387,162	(7,548,951)	$(505,014)	$3,470,308	$7,870,981	$(1,336,295)	$9,887,142	$608,858	$10,496,000

Proceeds from exercise of options and related tax effects	827,252	927	-	-	44,648	-	-	45,575	-	45,575
Compensation expense related to stock options	-	-	-	-	26,308	-	-	26,308	-	26,308
Vested subsidiary stock incentive plans	-	-	-	-	(2,609)	-	-	(2,609)	-	(2,609)
Withdrawal of treasury stock	(6,549,000)	(7,217)	6,549,000	368,038	(360,821)	-	-	-	-	-
Dividends paid	-	-	-	-	-	(277,176)	-	(277,176)	-	(277,176)
Purchase/ sale of noncontrolling interests	-	-	-	-	12,404	-	-	12,404	20,895	33,299
Contributions from/ to noncontrolling interests	-	-	-	-	-	-	-	-	(74,800)	(74,800)
Expiration of put provisions and other reclassifications	-	-	-	-	-	-	-	-	3,917	3,917
Changes in fair value of noncontrolling interests subject to put provisions	-	-	-	-	(115,325)	-	-	(115,325)	-	(115,325)
Net income	-	-	-	-	-	855,144	-	855,144	84,174	939,318
Other comprehensive income (loss)	-	-	-	-	-	-	160,120	160,120	3,078	163,198

Comprehensive income	-	-	-	-	-	-	-	1,015,264	87,252	1,102,516

Balance at September 30, 2016	307,141,323	$380,872	(999,951)	$(136,976)	$3,074,913	$8,448,949	$(1,176,175)	$10,591,583	$646,122	$11,237,705

See accompanying notes to unaudited consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

1.    The Company and Basis of Presentation

The Company

       Fresenius Medical Care AG & Co. KGaA ("FMC-AG & Co. KGaA" or the "Company"), a German partnership limited by shares (Kommanditgesellschaft auf Aktien), is the world's largest kidney dialysis company, based on publicly reported sales and number of patients treated. The Company provides dialysis treatment and related dialysis care services to persons who suffer from end-stage renal disease ("ESRD"), as well as other health care services. The Company provides dialysis products for the treatment of ESRD, including products manufactured and distributed by the Company such as hemodialysis machines, peritoneal cyclers, dialyzers, peritoneal solutions, hemodialysis concentrates, solutions and granulates, bloodlines, renal pharmaceuticals and systems for water treatment. The Company supplies dialysis clinics it owns, operates or manages with a broad range of products and also sales dialysis products to other dialysis service providers. The Company describes its other health care services as "Care Coordination." Care Coordination currently includes the coordinated delivery of pharmacy services, vascular, cardiovascular and endovascular specialty services, non-dialysis laboratory testing services, physician services, hospitalist and intensivist services, health plan services, ambulatory surgery center services and urgent care services, which, together with dialysis care services represent the Company's health care services.

       In these unaudited consolidated financial statements, "FMC-AG & Co. KGaA," or the "Company," "we," "us" or "our" refers to the Company or the Company and its subsidiaries on a consolidated basis, as the context requires. The term "North America Segment" refers to the North America operating segment; the term "EMEA Segment" refers to the Europe, Middle East and Africa operating segment, the term "Asia-Pacific Segment" refers to the Asia-Pacific operating segment, and the term "Latin America Segment" refers to the Latin America operating segment. For further discussion of the Company's operating segments, see Note 14 "Segment and Corporate Information."

Basis of Presentation

       The accompanying consolidated financial statements have been prepared in accordance with the United States' generally accepted accounting principles ("U.S. GAAP").

       The consolidated financial statements at September 30, 2016 and for the three and nine months ended September 30, 2016 and 2015 contained in this report are unaudited and should be read in conjunction with the consolidated financial statements contained in the Company's 2015 Annual Report on Form 20-F. The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Such financial statements reflect all adjustments that, in the opinion of management, are necessary for a fair presentation of the results of the periods presented. All such adjustments are of a normal recurring nature.

       The accounting policies applied in the accompanying consolidated financial statements are the same as those applied in the consolidated financial statements at and for the year ended December 31, 2015, contained in the Company's 2015 Annual Report on Form 20-F.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

       Certain items in the prior year's comparative consolidated financial statements have been reclassified to conform to the current year's presentation. Deferred taxes which were classified as current at December 31, 2015, were reclassified to noncurrent as of January 1, 2016 in accordance with Accounting Standards Update 2015-17, Income Taxes (Topic 740) Balance Sheet Classification of Deferred Taxes. Deferred taxes in current assets and liabilities have been reclassified to noncurrent assets and liabilities in the amount of $216,127 and $36,399, respectively. As a result of deferred tax netting, noncurrent assets and liabilities have been adjusted in the amount of $168,232.

       The results of operations for the three and nine months ended September 30, 2016 are not necessarily indicative of the results of operations for the year ending December 31, 2016.

2.    Related Party Transactions

       The Company's parent, Fresenius SE & Co. KGaA ("Fresenius SE"), a German partnership limited by shares, owns 100% of the share capital of Fresenius Medical Care Management AG, the Company's general partner ("General Partner"). Fresenius SE is also the Company's largest shareholder and owns approximately 30.8% of the Company's outstanding shares at September 30, 2016. The Company has entered into certain arrangements for services, leases and products with Fresenius SE or its subsidiaries and with certain of the Company's equity method investees as described in item a) below. The Company's terms related to the receivables or payables for these services, leases and products are generally consistent with the normal terms of the Company's ordinary course of business transactions with unrelated parties. Financing arrangements as described in item b) below have agreed upon terms which are determined at the time such financing transactions occur and reflect market rates at the time of the transaction. The relationship between the Company and its key management personnel who are considered to be related parties is described in item c) below. Our related party transactions are settled through Fresenius SE's cash management system where appropriate.

a)   Service Agreements, Lease Agreements and Products

       The Company is party to service agreements with Fresenius SE and certain of its affiliates (collectively the "Fresenius SE Companies") to receive services, including, but not limited to: administrative services, management information services, employee benefit administration, insurance, information technology services, tax services and treasury management services. The Company also provides central purchasing services to the Fresenius SE Companies. The Company provides certain administrative services to one of its equity method investees. In 2015, the Company also performed marketing and distribution services for certain of its equity method investees. These related party agreements generally have a duration of 1 – 5 years and are renegotiated on an as needed basis when the agreement comes due.

       The Company is a party to real estate operating lease agreements with the Fresenius SE Companies, which include leases for the Company's corporate headquarters in Bad Homburg, Germany and production sites in Schweinfurt and St. Wendel, Germany. The majority of the leases expire in 2016 and the Company intends to extend these leases.

       In addition to the above mentioned service and lease agreements, the Company sold products to the Fresenius SE Companies and made purchases from the Fresenius SE Companies and equity method investees. In addition, Fresenius Medical Care Holdings, Inc. ("FMCH") purchases heparin supplied by Fresenius Kabi USA, Inc. ("Kabi USA"), through an independent group purchasing organization

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

("GPO"). Kabi USA is an indirect, wholly-owned subsidiary of Fresenius SE. The Company has no direct supply agreement with Kabi USA and does not submit purchase orders directly to Kabi USA. FMCH acquires heparin from Kabi USA, through the GPO contract, which was negotiated by the GPO at arm's length on behalf of all members of the GPO.

       The Company entered into an agreement with a Fresenius SE company for the manufacturing of plasma collection devices. The Company agreed to produce 3,500 units which can be further increased to a maximum of 4,550 units, over the length of the five year contract. On January 1, 2015, this manufacturing business was sold to Kabi USA for $9,327 for which a fairness opinion was obtained from a reputable global accounting firm. The disposal was accounted for as a transaction between parties under common control at the carrying amounts without the generation of profits.

       In December 2010, the Company formed a renal pharmaceutical company with Galenica Ltd., named Vifor Fresenius Medical Care Renal Pharma Ltd. ("VFMCRP"), an equity method investee of which the Company owns 45%. The Company has entered into exclusive supply agreements to purchase certain pharmaceuticals from VFMCRP.

       Below is a summary, including the Company's receivables from and payables to the indicated parties resulting from the above described transactions with related parties.

Service Agreements, Lease Agreements and Products
	For the nine months ended September 30, 2016		For the nine months ended September 30, 2015		September 30, 2016		December 31, 2015
	Sales of goods and services	Purchases of goods and services	Sales of goods and services	Purchases of goods and services	Accounts Receivables	Accounts Payables	Accounts Receivables	Accounts Payables
Service Agreements
Fresenius SE	156	16,864	145	14,550	337	5,922	422	3,185
Fresenius SE affiliates	2,694	62,164	5,557	56,818	735	2,386	2,104	4,079
Equity method investees	14,150	-	16,392	-	847	-	10,180	-

Total	$17,000	$79,028	$22,094	$71,368	$1,919	$8,308	$12,706	$7,264

Lease Agreements
Fresenius SE	-	7,869	-	7,161	-	-	-	-
Fresenius SE affiliates	-	11,396	-	10,967	-	-	-	-

Total	$-	$19,265	$-	$18,128	$-	$-	$-	$-

Products
Fresenius SE	2	-	5	-	-	-	-	-
Fresenius SE affiliates	19,365	35,999	19,957	27,675	9,428	4,127	8,774	3,768
Equity method investees	-	326,401	-	168,287	-	85,481	-	8,253

Total	$19,367	$362,400	$19,962	$195,962	$9,428	$89,608	$8,774	$12,021

b)   Financing

       The Company receives short-term financing from and provides short-term financing to Fresenius SE. The Company also utilizes Fresenius SE's cash management system for the settlement of certain intercompany receivables and payables with its subsidiaries and other related parties. As of September 30, 2016 and December 31, 2015, the Company had accounts receivables from Fresenius SE related to short-term financing in the amount of $160,026 and $131,252, respectively. As of September 30, 2016 and December 31, 2015, the Company had accounts payables to Fresenius SE related to short-term financing in the amount of $155,701 and $115,932, respectively. The interest rates for these cash management arrangements are set on a daily basis and are based on the then-prevailing overnight reference rate for the respective currencies.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

       On August 19, 2009, the Company borrowed €1,500 ($1,674 at September 30, 2016 and $1,633 at December 31, 2015) from the General Partner on an unsecured basis at 1.335%. The loan repayment has been extended periodically and is currently due August 22, 2017 with an interest rate of 1.054%. On November 28, 2013, the Company borrowed an additional €1,500 ($1,674 at September 30, 2016 and $1,633 at December 31, 2015) with an interest rate of 1.875% from the General Partner. This loan is due on November 25, 2016 with an interest rate of 1.223%.

       The Company provided unsecured term loans to one of its equity method investees during 2015 and 2016 in the amount of CHF 78,416 ($80,037 based upon the average exchange rate for the nine months ended September 30, 2016). These loans were repaid in full during the first half of 2016.

       At September 30, 2016 and December 31, 2015, a subsidiary of Fresenius SE held unsecured Senior Notes issued by the Company in the amount of €8,300 and €8,300 ($9,264 at September 30, 2016 and $9,036 at December 31, 2015), respectively. The Senior Notes were issued in 2011 and 2012, mature in 2021 and 2019, respectively, and each has a coupon rate of 5.25% with interest payable semiannually.

       At September 30, 2016 and December 31, 2015, the Company borrowed from Fresenius SE in the amount of €85,600 and €14,500 ($95,538 at September 30, 2016 and $15,786 at December 31, 2015) on an unsecured basis at an interest rate of 0.729% and 0.970%, respectively. For further information on these loan agreements, see Note 4. "Short-Term Debt and Short-Term Debt from Related Parties – Short-Term Debt from Related Parties."

c)    Key Management Personnel

       Due to the legal form of a German partnership limited by shares, the General Partner holds a key management position within the Company. In addition, as key management personnel, members of the Management Board and the Supervisory Board, as well as their close relatives, are considered related parties.

       The Company's Articles of Association provide that the General Partner shall be reimbursed for any and all expenses in connection with management of the Company's business, including remuneration of the members of the General Partner's supervisory board and the members of the General Partner's management board. The aggregate amount reimbursed to the General Partner was $17,398 and $10,718, respectively, for its management services during the nine months ended September 30, 2016 and 2015. As of September 30, 2016 and December 31, 2015, the Company had accounts receivable from the General Partner in the amount of $90 and $486, respectively. As of September 30, 2016 and December 31, 2015, the Company had accounts payable to the General Partner in the amount of $4,343 and $17,806, respectively.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

3.    Inventories

       At September 30, 2016 and December 31, 2015, inventories consisted of the following:

	September 30, 2016	December 31, 2015
Finished goods	$733,183	$670,291
Health care supplies	357,778	395,342
Raw materials and purchased components	232,561	206,525
Work in process	83,072	68,593

Inventories	$1,406,594	$1,340,751

4.    Short-Term Debt and Short-Term Debt from Related Parties

       At September 30, 2016 and December 31, 2015, short-term debt and short-term debt from related parties consisted of the following:

	September 30, 2016	December 31, 2015
Borrowings under lines of credit	$99,074	$109,230
Commercial Paper Program	613,801	-
Other financial liabilities	8,371	22

Short-term debt	$721,246	$109,252
Short-term debt from related parties (see Note 2.b)	98,886	19,052

Short-term debt and short-term debt from related parties	$820,132	$128,304

       The Company and certain consolidated entities operate a multi-currency notional pooling cash management system. The Company met the conditions to offset balances within this cash pool for reporting purposes. At September 30, 2016 and December 31, 2015, cash and borrowings under lines of credit in the amount of $274,996 and $48,277 were offset under this cash management system.

       Commercial paper programs are flexible financing instruments to obtain short-term funding on the money market. Typically, commercial paper maturities range from a few days up to under two years. The Company can issue short-term notes of up to €1,000,000 ($1,116,100).

Other financial liabilities

       At September 30, 2016 and December 31, 2015, the Company had $8,371 and $22 of other financial liabilities which were mainly related to outstanding acquisition payments.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

Short-term Debt from related parties

       The Company is party to an unsecured loan agreement with Fresenius SE under which the Company or its subsidiaries may request and receive one or more short-term advances up to an aggregate amount of $400,000 until maturity on October 30, 2017. The interest on the advance(s) will be at a fluctuating rate per annum equal to LIBOR or EURIBOR as applicable plus an applicable margin. Advances can be repaid and reborrowed. At September 30, 2016 and December 31, 2015, the Company borrowed from Fresenius SE €85,600 and €14,500 ($95,538 at September 30, 2016 and $15,786 at December 31, 2015) on an unsecured basis. For further information on short-term debt from related parties, see Note 2 b).

5.    Long-term Debt and Capital Lease Obligations

       As of September 30, 2016 and December 31, 2015, long-term debt and capital lease obligations consisted of the following:

	September 30, 2016	December 31, 2015
Amended 2012 Credit Agreement	$2,439,158	$2,611,580
Senior Notes	5,090,652	5,325,618
Equity-neutral convertible bonds	423,196	407,705
Accounts Receivable Facility	-	50,185
Capital lease obligations	48,500	40,621
Other	63,801	82,113

Long-term debt and capital lease obligations	$8,065,307	$8,517,822
Less current portion	(891,299)	(664,335)

Long-term debt and capital lease obligations, less current portion	$7,174,008	$7,853,487

Amended 2012 Credit Agreement

       The following table shows the available and outstanding amounts under the Amended 2012 Credit Agreement at September 30, 2016 and December 31, 2015:

	Maximum Amount Available September 30, 2016		Balance Outstanding September 30, 2016(1)
Revolving Credit USD	$1,000,000	$1,000,000	$12,523	$12,523
Revolving Credit EUR	€400,000	$446,440	€-	$-
USD Term Loan	$2,150,000	$2,150,000	$2,150,000	$2,150,000
EUR Term Loan	€258,000	$287,954	€258,000	$287,954

		$3,884,394		$2,450,477

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

	Maximum Amount Available December 31, 2015		Balance Outstanding December 31, 2015(1)
Revolving Credit USD	$1,000,000	$1,000,000	$25,110	$25,110
Revolving Credit EUR	€400,000	$435,480	€-	$-
USD Term Loan	$2,300,000	$2,300,000	$2,300,000	$2,300,000
EUR Term Loan	€276,000	$300,481	€276,000	$300,481

		$4,035,961		$2,625,591

(1) Amounts shown are excluding debt issuance costs.

       At September 30, 2016 and December 31, 2015, the Company had letters of credit outstanding in the amount of $3,550 and $3,600, respectively, under the USD revolving credit facility, which are not included above as part of the balance outstanding at those dates, but which reduce available borrowings under the applicable revolving credit facility.

Accounts Receivable Facility

       The following table shows the available and outstanding amounts under the Accounts Receivable Facility at September 30, 2016 and at December 31, 2015:

	Maximum Amount Available(1)		Balance Outstanding(2)
	September 30, 2016	December 31, 2015	September 30, 2016	December 31, 2015
Accounts Receivable Facility	$800,000	$800,000	$-	$51,000

(1) Subject to availability of sufficient accounts receivable meeting funding criteria.

(2) Amounts shown are excluding debt issuance costs.

       The Company also had letters of credit outstanding under the Accounts Receivable Facility in the amount of $13,822 and $16,622 at September 30, 2016 and December 31, 2015, respectively. These letters of credit are not included above as part of the balance outstanding at September 30, 2016 and December 31, 2015; however, they reduce available borrowings under the Accounts Receivable Facility.

6.    Performance Shares

Fresenius Medical Care AG & Co. KGaA Long-Term Incentive Plan 2016

       As of May 11, 2016, the issuance of stock options and phantom stocks under the FMC AG & Co. KGaA Long-Term Incentive Program 2011 ("LTIP 2011") is no longer possible. In order to continue to enable the members of the Management Board, the members of the management boards of affiliated companies and managerial staff members to adequately participate in the long-term, sustained success of the Company, the Management Board and the Supervisory Board of the Management AG have approved and adopted the FMC-AG & Co. KGaA Long-Term Incentive Plan 2016 ("LTIP 2016") as a successor program effective January 1, 2016.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

       The LTIP 2016 is a variable compensation program with long-term incentive effects. Pursuant to the LTIP 2016, the plan participants may be granted so-called "Performance Shares" annually or semiannually during 2016 to 2018. Performance Shares are non-equity, cash-settled virtual compensation instruments which may entitle plan participants to receive a cash payment depending on the achievement of pre-defined performance targets further defined below as well as the Company's share price development.

       For members of the Management Board, the Supervisory Board will, in due exercise of its discretion and taking into account the individual responsibility and performance of each Management Board member, determine an initial value for each grant for any awards to Management Board members. For plan participants other than the members of the Management Board, such determination will be made by the Management Board. In order to determine the number of Performance Shares each plan participant receives, their respective grant value will be divided by the value per Performance Share at the time of the grant, which is mainly determined based on the average price of the Company's shares over a period of thirty calendar days prior to the respective grant date. The number of granted Performance Shares may change over the performance period of three years, depending on the level of achievement of the following: (i) revenue growth, (ii) growth in net income attributable to shareholders of FMC-AG & Co. KGaA ("net income growth") and (iii) return on invested capital ("ROIC") improvement.

       Revenue, net income and ROIC are determined according to IFRS in Euro based on full year results. Revenue growth and net income growth, for the purpose of this plan, are determined at constant currency.

       An annual target achievement level of 100% will be reached for the revenue growth performance target if revenue growth is 7% in each individual year of the three-year performance period; revenue growth of 0% will lead to a target achievement level of 0% and the maximum target achievement level of 200% will be reached in the case of revenue growth of at least 16%. If revenue growth ranges between these values, the degree of target achievement will be linearly interpolated between these values.

       An annual target achievement level of 100% for the net income growth performance target will be reached if net income growth is 7% in each individual year of the three-year performance period. In the case of net income growth of 0%, the target achievement level will also be 0%; the maximum target achievement of 200% will be reached in the case of net income growth of at least 14%. Between these values, the degree of target achievement will be determined by means of linear interpolation.

       With regard to ROIC improvement, an annual target achievement level of 100% will be reached if the target ROIC as defined for the respective year is reached. The target ROIC is 7.3% for 2016 and will increase by 0.2 percentage points per year to 7.5% (2017), 7.7% (2018), 7.9% (2019) and 8.1% (2020). A target achievement level of 0% will be reached if the ROIC falls below the target ROIC for the respective year by 0.2 percentage points or more, whereas the maximum target achievement level of 200% will be reached if the target ROIC for the respective year is exceeded by 0.2 percentage points or more. The degree of target achievement will be determined by means of linear interpolation if the ROIC ranges between these values. In case the annual ROIC target achievement level in the third year of a performance period is equal or higher than the ROIC target achievement level in each of the two previous years of such performance period, the ROIC target achievement level of the third year is deemed to be achieved for all years of the respective performance period.

       The achievement level for each of the three performance targets will be weighted annually at one-third to determine the yearly target achievement for each year of the three-year performance period. The level

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

of overall target achievement over the three-year performance period will then be determined on the basis of the mean of these three average yearly target achievements. The overall target achievement can be in a range of 0% to 200%.

       The number of Performance Shares granted to the plan participants at the beginning of the performance period will each be multiplied by the level of overall target achievement in order to determine the final number of Performance Shares.

       The final number of Performance Shares is generally deemed earned four years after the day of a respective grant (the vesting period). The number of such vested Performance Shares is then multiplied by the average Company share price over a period of thirty days prior to the lapse of this four-year vesting period. The respective resulting amount will then be paid to the plan participants as cash compensation. For further detail regarding the terms and conditions of the LTIP 2016 please see exhibit 4.25 of this report.

       The first awards under the Long-Term Incentive Plan 2016 were granted on July 25, 2016. The Company awarded 633,967 Performance Shares, the equivalent in Euros at the grant date being €48,689 ($53,470), including 79,888 Performance Shares or €6,135 ($6,738) awarded to the members of the Management Board of the Management AG. The fair value per Performance Share at the grant date was €76.80 ($84.34).

7.    Earnings Per Share

       The following table contains reconciliations of the numerator and denominators of the basic and diluted earnings per share computations for the three and nine months ended September 30, 2016 and 2015:

	For the three months ended September 30,		For the nine months ended September 30,
	2016	2015	2016	2015
Numerator:
Net income attributable to shareholders of FMC-AG & Co. KGaA	$333,178	$262,320	$855,144	$712,636
Denominators:
Weighted average number of Ordinary shares outstanding	305,972,432	304,738,291	305,602,983	304,201,787
Potentially dilutive Ordinary shares	531,891	450,218	452,247	454,573

Total weighted average Ordinary shares outstanding assuming dilution	306,504,323	305,188,509	306,055,230	304,656,360
Basic earnings per share	$1.09	$0.86	$2.80	$2.34
Fully diluted earnings per share	$1.09	$0.86	$2.79	$2.34

       By resolution of the Company's annual general meeting on May 12, 2011, the Company was authorized to conduct a share buy-back program to repurchase ordinary shares. The buy-back program commenced

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

on May 20, 2013 and was completed on August 14, 2013 after 7,548,951 shares had been repurchased in the amount of €384,966 ($505,014). On February 16, 2016, the Company retired 6,549,000 of the repurchased shares from the buy-back program at an average weighted price of €51 per share ($57 per share on February 16, 2016).

8.    Employee Benefit Plans

       The Company currently has two principal pension plans, one for German employees, the other covering employees in the United States, the latter of which was curtailed in 2002. Plan benefits are generally based on years of service and final salary. As there is no legal requirement in Germany to fund defined benefit plans, the Company's pension obligations in Germany are unfunded. Each year FMCH contributes to the plan covering United States employees at least the minimum required by the Employee Retirement Income Security Act of 1974, as amended.

       The following table provides the calculations of net periodic benefit cost for the three and nine months ended September 30, 2016 and 2015, respectively.

	For the three months ended September 30,		For the nine months ended September 30,
	2016	2015	2016	2015
Components of net periodic benefit cost:
Service cost	$4,746	$6,243	$18,430	$18,764
Interest cost	7,289	6,949	21,864	20,864
Expected return on plan assets	(3,870)	(4,100)	(11,610)	(12,302)
Amortization of unrealized losses	7,715	8,660	23,141	25,995
Amortization of prior service cost	(29)	-	(88)	-

Net periodic benefit costs	$15,851	$17,752	$51,737	$53,321

       During the three months ended September 30, 2016, the Company made a discretionary cash contribution of $100,000 to its pension plan assets in the United States.

9.    Noncontrolling Interests Subject to Put Provisions and Other Temporary Equity

       The Company has potential obligations to purchase the noncontrolling interests held by third parties in certain of its consolidated subsidiaries. These obligations are in the form of put provisions and are exercisable at the third-party owners' discretion within specified periods as outlined in each specific put provision. If these put provisions were exercised, the Company would be required to purchase all or part of third-party owners' noncontrolling interests at the appraised fair value at the time of exercise. The methodology the Company uses to estimate the fair values of the noncontrolling interest subject to put provisions assumes the greater of net book value or a multiple of earnings, based on historical earnings, development stage of the underlying business and other factors. Additionally, there are put provisions that are valued by an external valuation firm. The external valuation estimates the fair values using a combination of discounted cash flows and a multiple of earnings and/or revenue. The estimated fair values of the noncontrolling interests subject to these put provisions can also fluctuate, the discounted cash flows

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

and the implicit multiple of earnings and/or revenue at which these noncontrolling interest obligations may ultimately be settled could vary significantly from our current estimates depending upon market conditions.

       At September 30, 2016 and December 31, 2015, the Company's potential obligations under these put options were $1,216,801 and $1,023,755. At September 30, 2016 and December 31, 2015, put options with an aggregate purchase obligation of $293,192 and $258,552, respectively, were exercisable. Two put options were exercised for a total consideration of $740 during the first nine months of 2016.

       The following is a roll forward of noncontrolling interests subject to put provisions for the nine months ended September 30, 2016 and the year ended December 31, 2015:

	September 30, 2016	December 31, 2015
Beginning balance as of January 1,	$1,023,755	$824,658
Contributions to noncontrolling interests	(133,511)	(164,830)
Purchase/ sale of noncontrolling interests	50,699	7,915
Contributions from noncontrolling interests	30,298	16,749
Expiration of put provisions and other reclassifications	(3,917)	5,206
Changes in fair value of noncontrolling interests	115,325	178,003
Net income	133,267	159,127
Other comprehensive income (loss)	885	(3,073)

Ending balance as of September 30, 2016 and December 31, 2015	$1,216,801	$1,023,755

       In addition to the amounts in the table above, Other Temporary Equity related to subsidiary stock incentive plans was $5,842 and $4,613 as of September 30, 2016 and December 31, 2015, respectively.

10.    Sources of Revenue

       Outside of the U.S., the Company does not recognize patient service revenue at the time the services are rendered without assessing the patient's ability to pay. Accordingly, the additional disclosure requirements introduced with ASU 2011-07 apply solely to U.S. patient service revenue. Below is a table showing the sources of our U.S. patient service revenue (net of contractual allowance and discounts but before patient service bad debt provision), included in the Company's Health Care revenue, for the nine months ended September 30, 2016 and 2015.

	2016	2015
Medicare program	$3,991,859	$3,759,692
Private/alternative payors	3,971,847	3,574,919
Medicaid and other government sources	465,610	398,912
Hospitals	750,233	673,721

Total patient service revenue	$9,179,549	$8,407,244

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

11.    Commitments and Contingencies

Legal and Regulatory Matters

       The Company is routinely involved in claims, lawsuits, regulatory and tax audits, investigations and other legal matters arising, for the most part, in the ordinary course of its business of providing health care services and products. Legal matters that the Company currently deems to be material or noteworthy are described below. For the matters described below in which the Company believes a loss is both reasonably possible and estimable, an estimate of the loss or range of loss exposure is provided. For the other matters described below, the Company believes that the loss probability is remote and/or the loss or range of possible losses cannot be reasonably estimated at this time. The outcome of litigation and other legal matters is always difficult to predict accurately and outcomes that are not consistent with the Company's view of the merits can occur. The Company believes that it has valid defenses to the legal matters pending against it and is defending itself vigorously. Nevertheless, it is possible that the resolution of one or more of the legal matters currently pending or threatened could have a material adverse effect on its business, results of operations and financial condition.

Commercial Litigation

       On April 5, 2013, the U.S. Judicial Panel on Multidistrict Litigation ordered that the numerous lawsuits pending in various federal courts alleging wrongful death and personal injury claims against FMCH and certain of its affiliates relating to FMCH's acid concentrate products NaturaLyte® and GranuFlo® be transferred and consolidated for pretrial management purposes into a consolidated multidistrict litigation in the United States District Court for the District of Massachusetts. See, In Re: Fresenius Granuflo/Naturalyte Dialysate Products Liability Litigation, Case No. 2013-md-02428. The Massachusetts state courts and the St. Louis City (Missouri) court subsequently established similar consolidated litigation for such cases filed in Massachusetts county courts and St. Louis City court. See, In Re: Consolidated Fresenius Cases, Case No. MICV 2013-03400-O (Massachusetts Superior Court, Middlesex County). These lawsuits allege generally that inadequate labeling and warnings for these products caused harm to patients. In addition, similar cases have been filed in other state courts. On February 17, 2016, the Company reached with a committee of plaintiffs' counsel and reported to the courts an agreement in principle for settlement of potentially all cases. The agreement in principle calls for the Company to pay $250,000 into a settlement fund in exchange for releases of all or substantially all of the plaintiffs' claims, subject to the Company's right to void the settlement under certain conditions, including if more than 3% of all plaintiffs reject the settlement or the distribution of rejecters meet certain criteria. As subsequently amended with the courts' approval as to the applicable timetable, plaintiffs must advise FMCH of acceptance of the settlement by November 7, 2016; the Company has until November 15, 2016 to exercise any rights to void the settlement; and payment of the settlement amount must be made in November 2016 if the settlement is confirmed. The Company's affected insurers have agreed to fund $220,000 of the settlement fund, with a reservation of rights regarding certain coverage issues between and among the Company and its insurers. The Company has accrued a net expense of $60,000 for consummation of the settlement, including legal fees and other anticipated costs.

       Subsequent to the agreement in principle, the Company's insurers in the AIG group initiated an action for declaratory judgment in New York state court advancing various arguments for reducing the amount of their coverage obligations. The Company filed an action in Massachusetts state court seeking to compel the AIG group carriers to honor their obligations under applicable policies, including reimbursement to the Company of litigation defense costs incurred before the agreement in principle was reached. The

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

affected carriers have confirmed that the coverage litigation does not impact their commitment to fund $220,000 of the settlement with plaintiffs.

       Certain of the complaints in the Granuflo®/Naturalyte® litigation named combinations of FMC-AG & Co. KGaA, FMC Management AG, Fresenius SE and Fresenius Management SE as defendants, in addition to FMCH and its domestic United States affiliates. The agreement in principle provides for dismissals and releases of claims encompassing the European defendants.

       Four institutional plaintiffs have filed complaints against FMCH or its affiliates under state deceptive practices statutes resting on certain background allegations common to the GranuFlo®/NaturaLyte® personal injury litigation, but seeking as remedy the repayment of sums paid to FMCH attributable to the Granuflo®/Naturalyte® products. These cases implicate different legal standards, theories of liability and forms of potential recovery from those in the personal injury litigation and their claims will not be extinguished by the personal injury litigation settlement described above. The four plaintiffs are the Attorneys General for the States of Kentucky, Louisiana and Mississippi and the commercial insurance company Blue Cross Blue Shield of Louisiana in its private capacity. See, State of Mississippi ex rel. Hood, v. Fresenius Medical Care Holdings, Inc., No. 14-cv-152 (Chancery Court, DeSoto County); State of Louisiana ex re. Caldwell and Louisiana Health Service & Indemnity Company v. Fresenius Medical Care Airline, 2016 Civ. 11035 (U.S.D.C. D. Mass.); Commonwealth of Kentucky ex rel. Beshear v. Fresenius Medical Care Holdings, Inc. et al., No. 16-CI-00946 (Circuit Court, Franklin County).

Other Litigation and Potential Exposures

       On February 15, 2011, a whistleblower (relator) action under the False Claims Act against FMCH was unsealed by order of the United States District Court for the District of Massachusetts and served by the relator. See, United States ex rel. Chris Drennen v. Fresenius Medical Care Holdings, Inc., 2009 Civ. 10179 (D. Mass.). The United States did not intervene initially in the case. The relator's complaint, which was first filed under seal in February 2009, alleged that the Company sought and received reimbursement from government payors for serum ferritin and multiple forms of hepatitis B laboratory tests that were medically unnecessary or not properly ordered by a physician. Discovery on the relator's complaint closed in May 2015. On October 2, 2015, the United States Attorney moved to intervene on the relator's complaint with respect only to certain Hepatitis B surface antigen tests performed prior to 2011, when Medicare reimbursement rules for such tests changed. FMCH opposed the government's motion to intervene, which remains undecided.

       On October 6, 2015, the Office of Inspector General of the United States Department of Health and Human Services ("OIG") issued a subpoena to the Company seeking information about utilization and invoicing by Fresenius Vascular Care facilities as a whole for a period beginning after the Company's acquisition of American Access Care LLC in October 2011 ("AAC"). The Company is cooperating in the government's inquiry, which is being managed by the United States Attorney for the Eastern District of New York. Allegations against AAC arising in districts in Connecticut, Florida and Rhode Island relating to utilization and invoicing were settled in 2015.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

       The Company has received communications alleging conduct in countries outside the U.S. and Germany that may violate the U.S. Foreign Corrupt Practices Act ("FCPA") or other anti-bribery laws. The Audit and Corporate Governance Committee of the Company's Supervisory Board is conducting investigations with the assistance of independent counsel. The Company voluntarily advised the U.S. Securities and Exchange Commission ("SEC") and the U.S. Department of Justice ("DOJ"). The Company's investigations and dialogue with the SEC and DOJ are ongoing. The Company is cooperating with the government investigations.

       Conduct has been identified that may result in monetary penalties or other sanctions under the FCPA or other anti-bribery laws. In addition, the Company's ability to conduct business in certain jurisdictions could be negatively impacted. The Company has previously recorded a non-material accrual for an identified matter. Given the current status of the investigations and remediation activities, the Company cannot reasonably estimate the range of possible loss that may result from identified matters or from the final outcome of the investigations or remediation activities.

       The Company is implementing enhancements to its anti-corruption compliance program, including internal controls related to compliance with international anti-bribery laws. The Company continues to be fully committed to FCPA and other anti-bribery law compliance.

       In August 2014, FMCH received a subpoena from the United States Attorney for the District of Maryland inquiring into FMCH's contractual arrangements with hospitals and physicians, including contracts relating to the management of in-patient acute dialysis services. FMCH is cooperating in the investigation.

       In July 2015, the Attorney General for Hawaii issued a civil complaint under the Hawaii False Claims Act alleging a conspiracy pursuant to which certain Liberty subsidiaries of FMCH overbilled Hawaii Medicaid for Liberty's Epogen® administrations to Hawaii Medicaid patients during the period from 2006 through 2010, prior to the time of FMCH's acquisition of Liberty. See, Hawaii v. Liberty Dialysis – Hawaii, LLC et al., Case No. 15-1-1357-07 (Hawaii 1st Circuit). The State alleges that Liberty acted unlawfully by relying on incorrect and unauthorized billing guidance provided to Liberty by Xerox State Healthcare LLC, which acted as Hawaii's contracted administrator for its Medicaid program reimbursement operations during the relevant period. The amount of the overpayment claimed by the State is approximately $8,000, but the State seeks civil remedies, interest, fines, and penalties against Liberty and FMCH under the Hawaii False Claims Act substantially in excess of the overpayment. FMCH filed third-party claims for contribution and indemnification against Xerox. The State's False Claims Act complaint was filed after Liberty initiated an administrative action challenging the State's recoupment of alleged overpayments from sums currently owed to Liberty. The administrative action is continuing.

       On August 31 and November 25, 2015, respectively, FMCH received subpoenas from the United States Attorneys for the District of Colorado and the Eastern District of New York inquiring into FMCH's participation in and management of dialysis facility joint ventures in which physicians are partners. FMCH is cooperating in the investigations.

       On June 30, 2016, FMCH received a subpoena from the United States Attorney for the Northern District of Texas (Dallas) seeking information about the use and management of pharmaceuticals including Velphoro® as well as FMCH's interactions with DaVita Healthcare Partners, Inc. The Company

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

understands that the subpoena relates to an investigation previously disclosed by DaVita and that the investigation encompasses DaVita, Amgen, and Sanofi. FMCH is cooperating in the investigation.

       From time to time, the Company is a party to or may be threatened with other litigation or arbitration, claims or assessments arising in the ordinary course of its business. Management regularly analyzes current information including, as applicable, the Company's defenses and insurance coverage and, as necessary, provides accruals for probable liabilities for the eventual disposition of these matters.

       The Company, like other healthcare providers, insurance plans and suppliers, conducts its operations under intense government regulation and scrutiny. It must comply with regulations which relate to or govern the safety and efficacy of medical products and supplies, the marketing and distribution of such products, the operation of manufacturing facilities, laboratories, dialysis clinics and other health care facilities, and environmental and occupational health and safety. With respect to its development, manufacture, marketing and distribution of medical products, if such compliance is not maintained, the Company could be subject to significant adverse regulatory actions by the FDA and comparable regulatory authorities outside the U.S. These regulatory actions could include warning letters or other enforcement notices from the FDA, and/or comparable foreign regulatory authority which may require the Company to expend significant time and resources in order to implement appropriate corrective actions. If the Company does not address matters raised in warning letters or other enforcement notices to the satisfaction of the FDA and/or comparable regulatory authorities outside the U.S., these regulatory authorities could take additional actions, including product recalls, injunctions against the distribution of products or operation of manufacturing plants, civil penalties, seizures of the Company's products and/or criminal prosecution. FMCH is currently engaged in remediation efforts with respect to one pending FDA warning letter. The Company must also comply with the laws of the United States, including the federal Anti-Kickback Statute, the federal False Claims Act, the federal Stark Law, the federal Civil Monetary Penalties Law and the federal Foreign Corrupt Practices Act as well as other federal and state fraud and abuse laws. Applicable laws or regulations may be amended, or enforcement agencies or courts may make interpretations that differ from the Company's interpretations or the manner in which it conducts its business. Enforcement has become a high priority for the federal government and some states. In addition, the provisions of the False Claims Act authorizing payment of a portion of any recovery to the party bringing the suit encourage private plaintiffs to commence whistleblower actions. By virtue of this regulatory environment, the Company's business activities and practices are subject to extensive review by regulatory authorities and private parties, and continuing audits, subpoenas, other inquiries, claims and litigation relating to the Company's compliance with applicable laws and regulations. The Company may not always be aware that an inquiry or action has begun, particularly in the case of whistleblower actions, which are initially filed under court seal.

       The Company operates many facilities and handles personal health information of its patients and beneficiaries throughout the United States and other parts of the world. In such a decentralized system, it is often difficult to maintain the desired level of oversight and control over the thousands of individuals employed by many affiliated companies. The Company relies upon its management structure, regulatory and legal resources, and the effective operation of its compliance program to direct, manage and monitor the activities of these employees. On occasion, the Company may identify instances where employees or other agents deliberately, recklessly or inadvertently contravene the Company's policies or violate applicable law. The actions of such persons may subject the Company and its subsidiaries to liability under the Anti-Kickback Statute, the Stark Law, the False Claims Act, Health Insurance Portability and Accountability Act, the Health Information Technology for Economic and Clinical Health Act and the Foreign Corrupt Practices Act, among other laws and comparable laws of other countries.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

       Physicians, hospitals and other participants in the healthcare industry are also subject to a large number of lawsuits alleging professional negligence, malpractice, product liability, worker's compensation or related claims, many of which involve large claims and significant defense costs. The Company has been and is currently subject to these suits due to the nature of its business and expects that those types of lawsuits may continue. Although the Company maintains insurance at a level which it believes to be prudent, it cannot assure that the coverage limits will be adequate or that insurance will cover all asserted claims. A successful claim against the Company or any of its subsidiaries in excess of insurance coverage could have a material adverse effect upon it and the results of its operations. Any claims, regardless of their merit or eventual outcome, could have a material adverse effect on the Company's reputation and business.

       The Company has also had claims asserted against it and has had lawsuits filed against it relating to alleged patent infringements or businesses that it has acquired or divested. These claims and suits relate both to operation of the businesses and to the acquisition and divestiture transactions. The Company has, when appropriate, asserted its own claims, and claims for indemnification. A successful claim against the Company or any of its subsidiaries could have a material adverse effect upon its business, financial condition, and the results of its operations. Any claims, regardless of their merit or eventual outcome, could have a material adverse effect on the Company's reputation and business.

       The Company is also subject to ongoing and future tax audits in the U.S., Germany and other jurisdictions. With respect to other potential adjustments and disallowances of tax matters currently under review, the Company does not anticipate that an unfavorable ruling could have a material impact on its results of operations. The Company is not currently able to determine the timing of these potential additional tax payments.

       Other than those individual contingent liabilities mentioned above, the current estimated amount of the Company's other known individual contingent liabilities is immaterial.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

12.    Financial Instruments

Non-derivative Financial Instruments

       The following table presents the carrying amounts and fair values of the Company's non-derivative financial instruments at September 30, 2016, and December 31, 2015.

		September 30, 2016		December 31, 2015
	Fair Value Hierarchy	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets
Cash and cash equivalents	1	$629,837	629,837	$549,500	549,500
Accounts receivable(1)(2)	2	3,804,550	3,804,550	3,521,741	3,521,741
Available for sale financial assets(3)	1	284,060	284,060	275,770	275,770
Liabilities
Accounts payable(1)	2	785,384	785,384	780,851	780,851
Short-term debt(1)	2	820,132	820,186	128,304	128,304
Long-term debt, excluding Amended 2012 Credit Agreement, Senior Notes and convertible bonds	2	112,301	112,797	172,919	172,919
Amended 2012 Credit Agreement	2	2,439,158	2,432,360	2,611,580	2,625,591
Senior Notes	2	5,090,652	5,617,692	5,325,618	5,782,937
Convertible bonds	2	423,196	559,273	407,705	546,057
Noncontrolling interests subject to put provisions	3	1,216,801	1,216,801	1,023,755	1,023,755

(1) Also includes amounts from related parties.

(2) Includes long-term accounts receivable, which are included in "Other assets" in the Consolidated Balance Sheets.

(3) Available for sale financial assets are included in "Prepaid expenses and other current assets" and "Other assets" in the Consolidated Balance Sheets.

       The carrying amounts in the table are included in the Consolidated Balance Sheets under the indicated captions, or in the case of long-term debt and noncontrolling interests subject to put provisions, in the captions shown in Note 5 and Note 9.

       The significant methods and assumptions used in estimating the fair values of non-derivative financial instruments are as follows:

       Cash and cash equivalents are stated at nominal value which equals the fair value.

       Short-term financial instruments such as accounts receivable, accounts payable and short-term debt are valued at their carrying amounts, which are reasonable estimates of the fair value due to the relatively short period to maturity of these instruments.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

       The fair value of available for sale financial assets quoted in an active market is based on price quotations at the period-end date.

       The fair values of major long-term financial liabilities are calculated on the basis of market information. Instruments for which market quotes are available are measured using these quotes. The fair values of the other long-term financial liabilities are calculated at the present value of the respective future cash flows. To determine these present values, the prevailing interest rates and credit spreads for the Company as of the balance sheet date are used.

       The valuation of noncontrolling interests subject to put provisions is determined using significant unobservable inputs. See Note 9 for a discussion of the Company's methodology for estimating the fair value of these noncontrolling interests subject to put obligations.

       Currently, there is no indication that a decrease in the value of the Company's financing receivables is probable. Therefore, the allowances on credit losses of financing receivables are immaterial.

Derivative Financial Instruments

       The Company is exposed to market risk from changes in foreign exchange rates and interest rates. In order to manage the risk of currency exchange rate and interest rate fluctuations, the Company enters into various hedging transactions by means of derivative instruments with highly rated financial institutions as authorized by the Company's General Partner. On a quarterly basis, the Company performs an assessment of its counterparty credit risk. The Company currently considers this risk to be low. The Company's policy, which has been consistently followed, is that financial derivatives be used only for the purpose of hedging foreign currency and interest rate exposure.

       In certain instances, the Company enters into derivative contracts that do not qualify for hedge accounting but are utilized for economic purposes ("economic hedges"). The Company does not use financial instruments for trading purposes.

       The Company established guidelines for risk assessment procedures and controls for the use of financial instruments. They include a clear segregation of duties with regard to execution on one side and administration, accounting and controlling on the other.

       To reduce the credit risk arising from derivatives the Company concluded Master Netting Agreements with banks. Through such agreements, positive and negative fair values of the derivative contracts could be offset against one another if a partner becomes insolvent. This offsetting is valid for transactions where the aggregate amount of obligations owed to and receivable from are not equal. If insolvency occurs, the party which owes the larger amount is obliged to pay the other party the difference between the amounts owed in the form of one net payment.

       The Company elects not to offset the fair values of derivative financial instruments subject to master netting agreements in its Consolidated Balance Sheets.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

       At September 30, 2016 and December 31, 2015, the Company had $8,285 and $24,366, respectively, of derivative financial assets subject to netting arrangements and $27,189 and $12,765, respectively, of derivative financial liabilities subject to netting arrangements. Offsetting these derivative financial instruments would have resulted in net assets of $3,488 and $16,273 as well as net liabilities of $22,392 and $4,672 at September 30, 2016 and December 31, 2015, respectively.

       In connection with the issuance of the equity-neutral convertible bonds in September 2014, the Company purchased share options. Any change in the Company's share price above the conversion price would be offset by a corresponding value change in the share options.

Foreign Exchange Risk Management

       The Company conducts business on a global basis in various currencies, though a majority of its operations are in Germany and the United States. For financial reporting purposes, the Company has chosen the U.S. dollar as its reporting currency. Therefore, changes in the rate of exchange between the U.S. dollar and the local currencies in which the financial statements of the Company's international operations are maintained affect its results of operations and financial position as reported in its consolidated financial statements.

       Additionally, individual subsidiaries are exposed to transactional risks mainly resulting from intercompany purchases between production sites and other subsidiaries with different functional currencies. This exposes the subsidiaries to fluctuations in the rate of exchange between the invoicing currencies and the currency in which their local operations are conducted. For the purpose of hedging existing and foreseeable foreign exchange transaction exposures the Company enters into foreign exchange forward contracts and, on a small scale, foreign exchange options. At September 30, 2016 and December 31, 2015, the Company had no foreign exchange options.

       Changes in the fair value of the effective portion of foreign exchange forward contracts designated and qualifying as cash flow hedges of forecasted product purchases and sales are reported in Accumulated Other Comprehensive Income ("AOCI"). Additionally, in connection with intercompany loans in foreign currency, the Company uses foreign exchange swaps thus assuring that no foreign exchange risks arise from those loans, which, if they qualify for cash flow hedge accounting, are also reported in AOCI. These amounts recorded in AOCI are subsequently reclassified into earnings as a component of cost of revenues for those contracts that hedge product purchases and sales or as an adjustment of interest income/expense for those contracts that hedge loans, in the same period in which the hedged transaction affects earnings. The notional amounts of foreign exchange contracts in place that are designated and qualify as cash flow hedges totaled $138,148 and $193,880 at September 30, 2016 and December 31, 2015, respectively.

       The Company also enters into derivative contracts for forecasted product purchases and sales and for intercompany loans in foreign currencies which do not qualify for hedge accounting but are utilized for economic hedges as defined above. In these two cases, the change in value of the economic hedge is recorded in the income statement and usually offsets the change in value recorded in the income statement for the underlying asset or liability. The notional amounts of economic hedges that do not qualify for hedge accounting totaled $1,143,247 and $1,637,129 at September 30, 2016 and December 31, 2015, respectively.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

Interest Rate Risk Management

       The Company enters into derivatives, particularly interest rate swaps and to a certain extent, interest rate options, to protect against the risk of rising interest rates. These interest rate derivatives are designated as cash flow hedges and have been entered into in order to effectively convert payments based on variable interest rates into payments at a fixed interest rate. The euro-denominated interest rate swaps expire between 2016 and 2019 and have a weighted average interest rate of 0.72%. Interest payable and receivable under the swap agreements is accrued and recorded as an adjustment to interest expense.

       At September 30, 2016 and December 31, 2015, the notional amount of the euro-denominated interest rate swaps in place was €358,000 and €376,000 ($399,564 and $409,351 at September 30, 2016 and December 31, 2015, respectively).

       In addition, the Company also enters into interest rate hedges ("pre-hedges") in anticipation of future long-term debt issuance, from time to time. These pre-hedges are used to hedge interest rate exposures with regard to interest rates which are relevant for the future long-term debt issuance and which could rise until the respective debt is actually issued. These pre-hedges were settled at the issuance date of the corresponding long-term debt with the settlement amount recorded in AOCI amortized to interest expense over the life of the debt. At September 30, 2016 and December 31, 2015, the Company had $45,118 and $58,581, respectively, related to such settlements of pre-hedges deferred in AOCI, net of tax.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

Derivative Financial Instruments Valuation

       The following table shows the carrying amounts of the Company's derivatives at September 30, 2016 and December 31, 2015.

	September 30, 2016		December 31, 2015
	Assets(2)	Liabilities(2)	Assets(2)	Liabilities(2)
Derivatives in cash flow hedging relationships(1)
Current
Foreign exchange contracts	2,228	(1,965)	3,114	(2,921)
Interest rate contracts	-	(107)	-	(1,637)
Non-current
Foreign exchange contracts	668	(165)	171	(127)
Interest rate contracts	-	(1,987)	-	(961)

Total	$2,896	$(4,224)	$3,285	$(5,646)

Derivatives not designated as hedging instruments(1)
Current
Foreign exchange contracts	9,641	(22,969)	23,908	(7,056)
Non-current
Foreign exchange contracts	-	(656)	1,062	(65)
Derivatives embedded in the convertible bonds	-	(105,664)	-	(115,990)
Share options to secure the convertible bonds	105,664	-	115,990	-

Total	$115,305	$(129,289)	$140,960	$(123,111)

(1) At September 30, 2016 and December 31, 2015, the valuation of the Company's derivatives was determined using Significant Other Observable Inputs (Level 2) in accordance with the fair value hierarchy levels established in U.S. GAAP.

(2) Derivative instruments are marked to market each reporting period resulting in carrying amounts being equal to fair values at the reporting date.

       The carrying amounts for the current portion of derivatives indicated as assets in the table above are included in Prepaid expenses and other current assets in the Consolidated Balance Sheets while the current portion of those indicated as liabilities are included in Accrued expenses and other current liabilities. The non-current portions indicated as assets or liabilities are included in the Consolidated Balance Sheets in Other assets or Other liabilities, respectively.

       The significant methods and assumptions used in estimating the fair values of derivative financial instruments are as follows:

       The fair value of interest rate swaps is calculated by discounting the future cash flows on the basis of the market interest rates applicable for the remaining term of the contract as of the balance sheet date. To determine the fair value of foreign exchange forward contracts, the contracted forward rate is compared to

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

the current forward rate for the remaining term of the contract as of the balance sheet date. The result is then discounted on the basis of the market interest rates prevailing at the balance sheet date for the applicable currency. The fair value of the embedded derivative of the convertible bonds is calculated using the difference between the market value of the convertible bond and the market value of an adequate straight bond discounted with the market interest rates as of the reporting date.

       The Company's own credit risk is incorporated in the fair value estimation of derivatives that are liabilities. Counterparty credit risk adjustments are factored into the valuation of derivatives that are assets. The Company monitors and analyses the credit risk from derivative financial instruments on a regular basis. For the valuation of derivative financial instruments, the credit risk is considered in the fair value of every individual instrument. The default probability is based upon the Credit Default Swap Spreads of each counterparty appropriate for the duration. The calculation of the credit risk considered in the valuation is performed by multiplying the default probability appropriate for the duration with the expected discounted cash flows of the derivative financial instrument.

The Effect of Derivatives on the Consolidated Financial Statements

	Amount of Gain or (Loss) Recognized in AOCI on Derivatives (Effective Portion) for the nine months ended September 30,			Amount of (Gain) or Loss Reclassified from AOCI in Income (Effective Portion) for the nine months ended September 30,
			Location of (Gain) or Loss Reclassified from AOCI in Income (Effective Portion)
Derivatives in Cash Flow Hedging Relationships	2016	2015		2016	2015
Interest rate contracts	$800	$8,168	Interest income/expense	$18,581	$21,675
Foreign exchange contracts	1,394	(2,528)	Costs of Revenue	(387)	16,256

	$2,194	$5,640		$18,194	$37,931

		Amount of (Gain) or Loss Recognized in Income on Derivatives for the nine months ended September 30,
	Location of (Gain) or Loss Recognized in Income on Derivative
Derivatives not Designated as Hedging Instruments		2016	2015
Foreign exchange contracts	Selling, general and administrative expense	$27,586	$(48,552)
Foreign exchange contracts	Interest income/expense	3,472	8,555
Derivatives embedded in the convertible bonds	Interest income/expense	(13,246)	42,655
Share options to secure the convertible bonds	Interest income/expense	13,246	(42,655)

		$31,058	$(39,997)

       For foreign exchange derivatives at September 30, 2016, the Company expects to recognize $1,232 of losses deferred in AOCI in earnings during the next twelve months.

       The Company expects to incur additional interest expense of $21,886 over the next twelve months which is currently deferred in AOCI. This amount reflects the projected amortization of the settlement amount of the terminated swaps and the current fair value of the additional interest payments resulting from the interest rate swaps maturing between 2016 and 2019 at September 30, 2016.

       At September 30, 2016, the Company had foreign exchange derivatives with maturities of up to 18 months and interest rate swaps with maturities of up to 37 months.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

13.    Other Comprehensive Income (Loss)

       The changes in the components of other comprehensive income (loss) for the nine months ended September 30, 2016 and 2015 are as follows:

	Gain (Loss) related to cash flow hedges	Actuarial gain (loss) on defined benefit pension plans	Gain (Loss) related to foreign- currency translation	Total, before non- controlling interests	Non- controlling interests	Total
Balance at December 31, 2014	$(103,277)	$(282,019)	$(702,447)	$(1,087,743)	$(5,261)	$(1,093,004)
Other comprehensive income (loss) before reclassifications	3,542	-	(247,256)	(243,714)	(3,692)	(247,406)
Amounts reclassified from AOCI	27,517	16,347	-	43,864	-	43,864

Other comprehensive income (loss) after reclassifications	31,059	16,347	(247,256)	(199,850)	(3,692)	(203,542)

Balance at September 30, 2015	$(72,218)	$(265,672)	$(949,703)	$(1,287,593)	$(8,953)	$(1,296,546)

Balance at December 31, 2015	$(60,214)	$(225,091)	$(1,050,990)	$(1,336,295)	$(10,222)	$(1,346,517)

Other comprehensive income (loss) before reclassifications	1,386	-	131,202	132,588	3,963	136,551
Amounts reclassified from AOCI	13,006	14,526	-	27,532	-	27,532

Other comprehensive income (loss) after reclassifications	14,392	14,526	131,202	160,120	3,963	164,083

Balance at September 30, 2016	$(45,822)	$(210,565)	$(919,788)	$(1,176,175)	$(6,259)	$(1,182,434)

       Reclassifications out of AOCI for the nine months ended September 30, 2016 and 2015 are as follows:

	Amount of (Gain) Loss reclassified from AOCI in Income
Details about AOCI Components			Location of (Gain) Loss reclassified from AOCI in Income
	2016	2015
(Gain) Loss related to cash flow hedges
Interest rate contracts	$18,581	$21,675	Interest income/expense
Foreign exchange contracts	(387)	16,256	Costs of Revenue

	18,194	37,931	Total before tax

	(5,188)	(10,414)	Tax expense or benefit

	$13,006	$27,517	Net of tax

Actuarial (Gain) Loss on defined benefit pension plans
Amortization of unrealized (gain) loss	23,053	25,995	(1)

	23,053	25,995	Total before tax

	(8,527)	(9,648)	Tax expense or benefit

	$14,526	$16,347	Net of tax

Total reclassifications for the period	$27,532	$43,864	Net of tax

(1) Included in the computation of net periodic pension cost (see Note 8 for additional details).

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

14.    Segment and Corporate Information

       The Company's operating segments are the North America Segment, the EMEA Segment, the Asia-Pacific Segment and the Latin America Segment. Management evaluates each segment using measures that reflect all of the segment's controllable revenues and expenses. With respect to the performance of business operations, management believes that the most appropriate U.S. GAAP measures are revenue, operating income and operating income margin. The Company does not include income taxes as it believes this is outside the segments' control. Financing is a corporate function, which the Company's segments do not control. Therefore, the Company does not include interest expense relating to financing as a segment measurement. Similarly, the Company does not allocate certain costs, which relate primarily to certain headquarter overhead charges, including accounting and finance, because the Company believes that these costs are also not within the control of the individual segments. Production of products, production asset management, quality management and procurement related to production are centrally managed at Corporate. The Company's global research and development is also centrally managed at Corporate. These Corporate activities do not fulfill the definition of a segment. Products are transferred to the segments at cost; therefore no internal profit is generated. The associated internal revenues for the product transfers and their elimination are recorded as Corporate activities. Capital expenditures for production are based on the expected demand of the segments and consolidated profitability considerations. In addition, certain revenues, investments and intangible assets, as well as any related expenses, are not allocated to a segment but are accounted for at Corporate.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

       Information pertaining to the Company's segment and Corporate activities for the three and nine months ended September 30, 2016 and 2015 is set forth below.

	North America Segment	EMEA Segment	Asia- Pacific Segment	Latin America Segment	Segment Total	Corporate	Total
Three months ended September 30, 2016
Revenue external customers	$3,300,374	$675,331	$427,224	$191,670	$4,594,599	$3,642	$4,598,241
Inter - segment revenue	888	-	8	50	946	(946)	-

Revenue	3,301,262	675,331	427,232	191,720	4,595,545	2,696	4,598,241

Operating income	536,187	125,240	84,703	20,032	766,162	(96,220)	669,942

Depreciation and amortization	(108,460)	(30,636)	(12,474)	(4,663)	(156,233)	(40,358)	(196,591)

Income (loss) from equity method investees	26,164	1,200	1,163	504	29,031	-	29,031
Capital expenditures, acquisitions and investments	192,340	41,881	20,627	13,714	268,562	55,701	324,263
Three months ended September 30, 2015
Revenue external customers	$3,012,532	$658,875	$377,981	$175,573	$4,224,961	$6,390	$4,231,351
Inter - segment revenue	1,646	-	2	148	1,796	(1,796)	-

Revenue	3,014,178	658,875	377,983	175,721	4,226,757	4,594	4,231,351

Operating income	515,465	129,822	67,552	(8,170)	704,669	(91,139)	613,530

Depreciation and amortization	(100,842)	(28,207)	(11,070)	(2,326)	(142,445)	(37,393)	(179,838)

Income (loss) from equity method investees	6,873	1,101	652	411	9,037	-	9,037
Capital expenditures, acquisitions and investments	140,126	53,235	9,530	14,144	217,035	77,667	294,702
Nine months ended September 30, 2016
Net revenue external customers	$9,511,885	$1,982,453	$1,198,315	$519,888	$13,212,541	$11,517	$13,224,058
Inter - segment revenue	3,024	-	18	148	3,190	(3,190)	-

Revenue	9,514,909	1,982,453	1,198,333	520,036	13,215,731	8,327	13,224,058

Operating Income	1,485,502	394,583	224,671	47,178	2,151,934	(300,611)	1,851,323

Depreciation and amortization	(317,674)	(89,816)	(36,073)	(12,511)	(456,074)	(116,509)	(572,583)

Income (loss) from equity method investees	57,103	1,859	936	1,175	61,073	-	61,073
Total assets	17,998,260	3,669,248	1,956,653	751,451	24,375,612	2,282,873	26,658,485
thereof investments in equity method investees	330,686	238,947	112,555	27,626	709,814	-	709,814
Capital expenditures, acquisitions and investments(1)	741,879	145,651	38,482	29,532	955,544	179,066	1,134,610
Nine months ended September 30, 2015
Net revenue external customers	$8,729,595	$1,955,537	$1,107,119	$576,145	$12,368,396	$21,618	$12,390,014
Inter - segment revenue	4,472	-	20	392	4,884	(4,884)	-

Revenue	8,734,067	1,955,537	1,107,139	576,537	12,373,280	16,734	12,390,014

Operating Income	1,283,782	405,320	219,098	25,398	1,933,598	(268,705)	1,664,893

Depreciation and amortization	(298,911)	(85,349)	(33,505)	(11,375)	(429,140)	(107,511)	(536,651)

Income (loss) from equity method investees	15,383	3,983	1,848	824	22,038	-	22,038
Total assets(2)(3)	16,944,472	3,437,731	1,752,893	616,199	22,751,295	2,400,678	25,151,973
thereof investments in equity method investees	291,323	238,542	111,784	26,050	667,699	-	667,699
Capital expenditures, acquisitions and investments(4)	427,529	125,419	33,465	25,045	611,458	201,586	813,044

(1) North America, EMEA, Latin America and Asia Pacific acquisitions exclude $9,130, $91,813, $4,999 and $4,860 respectively of non-cash acquisitions for 2016.

(2) At September 30, 2015 debt issuance costs in the amount of $53,156 have been reclassified from Prepaid expenses and other current assets and Other assets to Long-term debt and capital lease obligations to conform to the current year´s presentation.

(3) Deferred taxes which were classified as current at September 30, 2015 have been reclassified to noncurrent in accordance with Accounting Standards Update 2015-17, Income Taxes (Topic 740) Balance Sheet Classification of Deferred Taxes. Deferred taxes previously recorded in 2015 within current assets and liabilities have been reclassified to noncurrent assets and liabilities in the amount of $242,169 and $34,671, respectively. As a result of deferred tax netting, noncurrent assets and liabilities were then adjusted in the amount of $209,094.

(4) North America, EMEA, Asia-Pacific, Latin America and Corporate acquisitions and investments exclude $2,600, $21,195, $36,273, $246 and $7,926, respectively, of non-cash acquisitions and investments for 2015.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

15.    Supplementary Cash Flow Information

       The following additional information is provided with respect to the Consolidated Statements of Cash Flows:

	For the nine months ended September 30,
	2016	2015
Supplementary cash flow information:
Cash paid for interest	$345,892	$341,496

Cash paid for income taxes(1)	$502,163	$372,711

Cash inflow for income taxes from stock option exercises(2)	$8,469	$13,859

Supplemental disclosures of cash flow information:
Details for acquisitions:
Assets acquired	$(465,121)	$(159,535)
Liabilities assumed	67,378	35,233
Noncontrolling interest subject to put provisions	43,897	8,358
Noncontrolling interest	15,119	956
Non-cash consideration	79,993	49,324

Cash paid	(258,734)	(65,664)
Less cash acquired	15,377	3,316

Net cash paid for acquisitions	(243,357)	(62,348)
Cash paid for investments	(133,844)	(78,372)
Cash paid for intangible assets	(9,767)	(24,974)

Total cash paid for acquisitions and investments, net of cash acquired, and purchases of intangible assets	$(386,968)	$(165,694)

(1) Net of tax refund.

(2) Thereof the excess tax benefit allocated to additional paid-in capital for the nine months ended September 30, 2016 and 2015 was $6,254 and $10,456, respectively.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

16.    Supplemental Condensed Combining Information

       FMC Finance III, a former wholly-owned subsidiary of the Company, issued 6 7/8% Senior Notes due 2017 in July 2007. On June 20, 2011, Fresenius Medical Care US Finance, Inc. ("US Finance") acquired substantially all of the assets of FMC Finance III and assumed its obligations, including the 6 7/8% Senior Notes and the related indenture. The 6 7/8% Senior Notes are fully and unconditionally guaranteed, jointly and severally on a senior basis, by the Company and by FMCH and D-GmbH, together the ("Guarantor Subsidiaries"). The 6 7/8% Senior Notes and related guarantees were issued in an exchange offer registered under the Securities Act of 1933. The financial statements in this report present the financial condition of the Company, on a consolidated basis at September 30, 2016 and December 31, 2015 and its results of operations and cash flows for the nine-months periods ended September 30, 2016 and 2015. The following combining financial information for the Company is at September 30, 2016 and December 31, 2015 and for the nine-months periods ended September 30, 2016 and 2015, segregated between FMC US Finance as issuer, the Company, D-GmbH and FMCH as guarantors, and the Company's other businesses (the "Non-Guarantor Subsidiaries"). For purposes of the condensed combining information, the Company and the guarantors carry their investments under the equity method. Other (income) expense includes income (loss) related to investments in consolidated subsidiaries recorded under the equity method for purposes of the condensed combining information. In addition, other (income) expense includes income and losses from profit and loss transfer agreements as well as dividends received.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

	For the nine months ended September 30, 2016
	Issuer	Guarantors
	FMC US Finance	FMC - AG & Co. KGaA	D-GmbH	FMCH	Non-Guarantor Subsidiaries	Combining Adjustment	Combined Total
Net revenue	$-	$-	$1,423,176	$-	$14,219,979	$(2,419,097)	$13,224,058
Cost of revenue	-	-	903,280	-	10,531,770	(2,398,829)	9,036,221

Gross profit	-	-	519,896	-	3,688,209	(20,268)	4,187,837

Operating expenses (income):
Selling, general and administrative(1)	-	147,631	159,567	(37,729)	1,937,593	9,316	2,216,378
Research and development	-	-	66,232	-	53,904	-	120,136

Operating (loss) income	-	(147,631)	294,097	37,729	1,696,712	(29,584)	1,851,323

Other (income) expense:
Interest, net	(5,344)	140,489	(2,921)	174,012	1,569	-	307,805
Other, net	-	(1,173,243)	200,639	(674,201)	-	1,646,805	-

Income (loss) before income taxes	5,344	885,123	96,379	537,918	1,695,143	(1,676,389)	1,543,518
Income tax expense (benefit)	1,939	29,979	87,829	(53,764)	629,058	(224,108)	470,933

Net Income (loss)	3,405	855,144	8,550	591,682	1,066,085	(1,452,281)	1,072,585
Net Income attributable to noncontrolling interests	-	-	-	-	217,441	-	217,441

Net income (loss) attributable to shareholders of FMC-AG & Co. KGaA	$3,405	$855,144	$8,550	$591,682	$848,644	$(1,452,281)	$855,144

(1) Selling, general and administrative is presented net of income from equity method investees.

	For the nine months ended September 30, 2015
	Issuer	Guarantors
	FMC US Finance	FMC - AG & Co. KGaA	D-GmbH	FMCH	Non-Guarantor Subsidiaries	Combining Adjustment	Combined Total
Net revenue	$-	$-	$1,391,965	$-	$13,234,250	$(2,236,201)	$12,390,014
Cost of revenue	-	-	893,319	-	9,870,460	(2,236,844)	8,526,935

Gross profit	-	-	498,646	-	3,363,790	643	3,863,079

Operating expenses (income):
Selling, general and administrative(1)	-	141,963	148,544	170,985	1,629,919	6,415	2,097,826
Research and development	-	-	53,941	-	46,419	-	100,360

Operating (loss) income	-	(141,963)	296,161	(170,985)	1,687,452	(5,772)	1,664,893

Other (income) expense:
Interest, net	(5,236)	153,670	(3,182)	170,360	(12,112)	11	303,511
Other, net	-	(1,015,723)	201,874	(598,506)	-	1,412,355	-

Income (loss) before income taxes	5,236	720,090	97,469	257,161	1,699,564	(1,418,138)	1,361,382
Income tax expense (benefit)	1,900	7,454	89,153	(134,661)	639,635	(161,814)	441,667

Net Income (loss)	3,336	712,636	8,316	391,822	1,059,929	(1,256,324)	919,715
Net Income attributable to noncontrolling interests	-	-	-	-	207,079	-	207,079

Net income (loss) attributable to shareholders of FMC-AG & Co. KGaA	$3,336	$712,636	$8,316	$391,822	$852,850	$(1,256,324)	$712,636

(1) Selling, general and administrative is presented net of income from equity method investees.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

	For the nine months ended September 30, 2016
	Issuer	Guarantors
	FMC US Finance	FMC - AG & Co. KGaA	D-GmbH	FMCH	Non-Guarantor Subsidiaries	Combining Adjustment	Combined Total
Net Income	$3,405	$855,144	$8,550	$591,682	$1,066,085	$(1,452,281)	$1,072,585

Gain (loss) related to cash flow hedges	-	19,381	2,177	-	(1,170)	-	20,388
Actuarial gain (loss) on defined benefit pension plans	-	301	5,097	17,185	470	-	23,053
Gain (loss) related to foreign currency translation	-	(78,627)	14,487	-	203,456	(4,151)	135,165
Income tax (expense) benefit related to components of other comprehensive income	-	(5,660)	(2,159)	(6,780)	76	-	(14,523)

Other comprehensive income (loss), net of tax	-	(64,605)	19,602	10,405	202,832	(4,151)	164,083

Total comprehensive income	$3,405	$790,539	$28,152	$602,087	$1,268,917	$(1,456,432)	$1,236,668
Comprehensive income attributable to noncontrolling interests	-	-	-	-	-	221,404	221,404

Comprehensive income attributable to shareholders of FMC-AG & Co. KGaA	$3,405	$790,539	$28,152	$602,087	$1,268,917	$(1,677,836)	$1,015,264

	For the nine months ended September 30, 2015
	Issuer	Guarantors
	FMC US Finance	FMC - AG & Co. KGaA	D-GmbH	FMCH	Non-Guarantor Subsidiaries	Combining Adjustment	Combined Total
Net Income	$3,336	$712,636	$8,316	$391,822	$1,059,929	$(1,256,324)	$919,715

Gain (loss) related to cash flow hedges	-	29,944	-	-	13,627	-	43,571
Actuarial gain (loss) on defined benefit pension plans	-	296	5,360	19,800	539	-	25,995
Gain (loss) related to foreign currency translation	-	(118,003)	(47,431)	-	(101,599)	16,085	(250,948)
Income tax (expense) benefit related to components of other comprehensive income	-	(8,685)	(1,588)	(7,811)	(4,076)	-	(22,160)

Other comprehensive income (loss), net of tax	-	(96,448)	(43,659)	11,989	(91,509)	16,085	(203,542)

Total comprehensive income	$3,336	$616,188	$(35,343)	$403,811	$968,420	$(1,240,239)	$716,173
Comprehensive income attributable to noncontrolling interests	-	-	-	-	-	203,387	203,387

Comprehensive income attributable to shareholders of FMC-AG & Co. KGaA	$3,336	$616,188	$(35,343)	$403,811	$968,420	$(1,443,626)	$512,786

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

	At September 30, 2016
	Issuer	Guarantors
	FMC US Finance	FMC - AG & Co. KGaA	D-GmbH	FMCH	Non- Guarantor Subsidiaries	Combining Adjustment	Combined Total
Current assets:
Cash and cash equivalents	$1	$13	$330	$-	$902,807	$(273,314)	$629,837
Trade accounts receivable, less allowance for doubtful accounts	-	-	168,590	-	3,452,640	(676)	3,620,554
Accounts receivable from related parties	1,248,414	1,167,351	884,668	2,390,002	3,621,964	(9,140,936)	171,463
Inventories	-	-	267,842	-	1,311,012	(172,260)	1,406,594
Prepaid expenses and other current assets	-	66,220	75,468	33	1,207,397	40,832	1,389,950

Total current assets	1,248,415	1,233,584	1,396,898	2,390,035	10,495,820	(9,546,354)	7,218,398
Property, plant and equipment, net	-	613	288,195	-	3,552,565	(106,745)	3,734,628
Intangible assets	-	1,247	48,614	-	768,871	(78)	818,654
Goodwill	-	-	54,717	-	13,433,194	-	13,487,911
Deferred taxes	-	112,580	32,885	-	176,160	(128,390)	193,235
Other assets(1)	-	14,866,993	45,046	13,843,126	6,297,842	(33,847,348)	1,205,659

Total assets	$1,248,415	$16,215,017	$1,866,355	$16,233,161	$34,724,452	$(43,628,915)	$26,658,485

Current liabilities:
Accounts payable	$-	$1,107	$27,291	$-	$499,026	$-	$527,424
Accounts payable to related parties	-	265,389	708,475	1,652,439	5,952,752	(8,321,095)	257,960
Accrued expenses and other current liabilities	11,833	75,545	146,480	11,001	2,387,799	(1,379)	2,631,279
Short-term debt	-	888,797	-	-	107,445	(274,996)	721,246
Short-term debt from related parties	-	1,175,644	-	-	-	(1,076,758)	98,886
Current portion of long-term debt and capital lease obligations	503,904	26,786	1,294	200,000	159,315	-	891,299
Income tax payable	-	12,199	-	-	105,365	8,152	125,716

Total current liabilities	515,737	2,445,467	883,540	1,863,440	9,211,702	(9,666,076)	5,253,810
Long term debt and capital lease obligations, less current portion	650,000	669,194	4,597	1,947,776	6,398,359	(2,495,918)	7,174,008
Long term debt from related parties	-	2,333,897	-	2,721,696	-	(5,055,593)	-
Other liabilities	-	109,224	1,441	423,440	(24,402)	36,018	545,721
Pension liabilities	-	16,923	338,854	-	189,226	(30,523)	514,480
Income tax payable	890	48,729	-	-	(11,975)	90,753	128,397
Deferred taxes	-	-	-	-	617,044	(35,323)	581,721

Total liabilities	1,166,627	5,623,434	1,228,432	6,956,352	16,379,954	(17,156,662)	14,198,137
Noncontrolling interests subject to put provisions and other temporary equity	-	-	0	-	1,222,643	-	1,222,643
Redeemable Preferred Stock	-	-	-	235,141	(235,141)	-	-
Total FMC-AG & Co. KGaA shareholders' equity	81,788	10,591,583	637,923	9,041,668	16,710,874	(26,472,253)	10,591,583
Noncontrolling interests not subject to put provisions	-	-	-	-	646,122	-	646,122

Total equity	81,788	10,591,583	637,923	9,041,668	17,356,996	(26,472,253)	11,237,705

Total liabilities and equity	$1,248,415	$16,215,017	$1,866,355	$16,233,161	$34,724,452	$(43,628,915)	$26,658,485

(1) Other assets are presented net of investment in equity method investees.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

	At December 31, 2015
	Issuer	Guarantors
	FMC US Finance	FMC - AG & Co. KGaA	D-GmbH	FMCH	Non- Guarantor Subsidiaries	Combining Adjustment	Combined Total
Current assets:
Cash and cash equivalents	$2	$448	$5,055	$-	$544,443	$(448)	$549,500
Trade accounts receivable, less allowance for doubtful accounts	-	-	144,105	-	3,140,355	736	3,285,196
Accounts receivable from related parties	1,266,557	985,449	682,359	2,434,976	4,002,451	(9,153,507)	218,285
Inventories	-	-	233,012	-	1,256,252	(148,513)	1,340,751
Prepaid expenses and other current assets	-	91,902	60,024	983	1,186,883	34,923	1,374,715

Total current assets	1,266,559	1,077,799	1,124,555	2,435,959	10,130,384	(9,266,809)	6,768,447
Property, plant and equipment, net	-	595	267,926	-	3,260,604	(103,551)	3,425,574
Intangible assets	-	1,653	51,593	-	777,319	(76)	830,489
Goodwill	-	-	49,599	-	12,983,151	-	13,032,750
Deferred taxes	-	91,392	27,626	-	221,211	(151,396)	188,833
Other assets(1)	-	13,950,467	43,452	13,256,088	6,372,300	(32,503,146)	1,119,161

Total assets	$1,266,559	$15,121,906	$1,564,751	$15,692,047	$33,744,969	$(42,024,978)	$25,365,254

Current liabilities:
Accounts payable	$-	$7,233	$22,914	$-	$597,681	$-	$627,828
Accounts payable to related parties	-	277,986	497,410	1,668,390	5,386,272	(7,677,035)	153,023
Accrued expenses and other current liabilities	29,771	61,216	118,047	15,527	2,285,939	(7,363)	2,503,137
Short-term debt	-	-	-	-	109,700	(448)	109,252
Short-term debt from related parties	-	1,757,402	-	-	-	(1,738,350)	19,052
Current portion of long-term debt and capital lease obligations	-	25,228	-	200,000	439,107	-	664,335
Income tax payable	-	20,898	-	-	51,921	-	72,819

Total current liabilities	29,771	2,149,963	638,371	1,883,917	8,870,620	(9,423,196)	4,149,446
Long term debt and capital lease obligations, less current portion	1,157,603	663,515	-	2,113,544	6,657,108	(2,738,283)	7,853,487
Long term debt from related parties	-	2,276,600	-	2,680,741	-	(4,957,341)	-
Other liabilities	-	117,444	1,612	488,142	(176,998)	35,425	465,625
Pension liabilities	-	15,342	315,171	-	284,589	(29,774)	585,328
Income tax payable	801	11,900	-	-	22,060	127,739	162,500
Deferred taxes	-	-	-	-	693,815	(69,315)	624,500

Total liabilities	1,188,175	5,234,764	955,154	7,166,344	16,351,194	(17,054,745)	13,840,886
Noncontrolling interests subject to put provisions and other temporary equity	-	-	0	-	1,028,368	-	1,028,368
Redeemable Preferred Stock	-	-	-	235,141	(235,141)	-	-
Total FMC-AG & Co. KGaA shareholders' equity	78,384	9,887,142	609,597	8,290,562	15,991,690	(24,970,233)	9,887,142
Noncontrolling interests not subject to put provisions	-	-	-	-	608,858	-	608,858

Total equity	78,384	9,887,142	609,597	8,290,562	16,600,548	(24,970,233)	10,496,000

Total liabilities and equity	$1,266,559	$15,121,906	$1,564,751	$15,692,047	$33,744,969	$(42,024,978)	$25,365,254

(1) Other assets are presented net of investment in equity method investees.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

	For the nine months ended September 30, 2016
	Issuer	Guarantors
	FMC US Finance	FMC - AG & Co. KGaA	D-GmbH	FMCH	Non- Guarantor Subsidiaries	Combining Adjustment	Combined Total
Operating Activities:
Net income (loss)	$3,405	$855,144	$8,550	$591,682	$1,066,085	$(1,452,281)	$1,072,585
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Equity affiliate income	-	(741,148)	-	(674,201)	-	1,415,349	-
Depreciation and amortization	-	636	44,369	-	549,971	(22,393)	572,583
Change in deferred taxes, net	-	(25,391)	(7,077)	-	(17,762)	(4,669)	(54,899)
(Gain) loss on sale of fixed assets and investments	-	(28)	23	-	(3,090)	-	(3,095)
(Write Up) write-off loans from related parties	-	(415)	(5,395)	-	-	5,810	-
Compensation expense related to stock options	-	23,096	-	-	3,212	-	26,308
Investments in equity method investees, net	-	-	-	-	(55,749)	-	(55,749)
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts receivable, net	-	-	(20,860)	-	(250,528)	1,430	(269,958)
Inventories	-	-	(28,968)	-	(36,090)	19,870	(45,188)
Prepaid expenses and other current and non-current assets	-	73,101	(12,702)	34,698	(64,362)	2,107	32,842
Accounts receivable from / payable to related parties	19,596	(881,407)	215,007	101,964	552,320	74,271	81,751
Accounts payable, accrued expenses and other current and non-current liabilities	(17,937)	(4,439)	50,258	(4,526)	(89,152)	2,521	(63,275)
Income tax payable	89	27,308	-	(53,764)	60,780	(32,002)	2,411

Net cash provided by (used in) operating activities	5,153	(673,543)	243,205	(4,147)	1,715,635	10,013	1,296,316

Investing Activities:
Purchases of property, plant and equipment	-	(237)	(59,105)	-	(711,376)	23,076	(747,642)
Proceeds from sale of property, plant and equipment	-	73	307	-	13,206	-	13,586
Disbursement of loans to related parties	-	183,821	-	301,151	-	(484,972)	-
Acquisitions and investments, net of cash acquired, and purchases of intangible assets	-	(26,392)	(271)	-	(386,684)	26,379	(386,968)
Proceeds from divestitures	-	80,037	-	-	175,221	(62,123)	193,135

Net cash provided by (used in) investing activities	-	237,302	(59,069)	301,151	(909,633)	(497,640)	(927,889)

Financing Activities:
Short-term borrowings, net	-	690,092	(189,244)	-	453,081	(274,996)	678,933
Long-term debt and capital lease obligations, net	(5,154)	(20,092)	256	(297,004)	(715,798)	484,972	(552,820)
Increase (decrease) of accounts receivable securitization program	-	-	-	-	(51,000)	-	(51,000)
Proceeds from exercise of stock options	-	39,433	-	-	7,089	-	46,522
Dividends paid	-	(277,176)	-	-	(17,222)	17,222	(277,176)
Capital increase (decrease)	-	-	-	-	12,437	(12,437)	-
Distributions to noncontrolling interest	-	-	-	-	(234,742)	-	(234,742)
Contributions from noncontrolling interest	-	-	-	-	72,462	-	72,462

Net cash provided by (used in) financing activities	(5,154)	432,257	(188,988)	(297,004)	(473,693)	214,761	(317,821)

Effect of exchange rate changes on cash and cash equivalents	-	3,549	127	-	26,055	-	29,731

Cash and Cash Equivalents:
Net increase (decrease) in cash and cash equivalents	(1)	(435)	(4,725)	-	358,364	(272,866)	80,337
Cash and cash equivalents at beginning of period	2	448	5,055	-	544,443	(448)	549,500

Cash and cash equivalents at end of period	$1	$13	$330	$-	$902,807	$(273,314)	$629,837

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

	For the nine months ended September 30, 2015
	Issuer	Guarantors
	FMC US Finance	FMC - AG & Co. KGaA	D-GmbH	FMCH	Non- Guarantor Subsidiaries	Combining Adjustment	Combined Total
Operating Activities:
Net income (loss)	$3,336	$712,636	$8,316	$391,822	$1,059,929	$(1,256,324)	$919,715
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Equity affiliate income	-	(612,421)	-	(598,506)	-	1,210,927	-
Depreciation and amortization	-	410	37,935	-	477,116	21,190	536,651
Change in deferred taxes, net	-	(23,269)	415	-	(77,168)	(3,181)	(103,203)
(Gain) loss on sale of fixed assets and investments	-	(12)	(81)	-	(5,084)	-	(5,177)
Compensation expense related to stock options	-	2,395	-	-	3,507	-	5,902
Investments in equity method investees, net	-	5,560	-	-	(16,282)	-	(10,722)
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts receivable, net	-	-	(22,366)	-	(251,675)	704	(273,337)
Inventories	-	-	(17,353)	-	(254,165)	5,923	(265,595)
Prepaid expenses and other current and non-current assets	-	39,897	(34,412)	173,705	105,446	82	284,718
Accounts receivable from / payable to related parties	19,611	396,217	(184,948)	145,164	(303,029)	28,657	101,672
Accounts payable, accrued expenses and other current and non-current liabilities	(17,939)	39,904	48,169	(1,071)	179,666	(1,111)	247,618
Income tax payable	80	(7,615)	-	(134,661)	97,808	17,870	(26,518)

Net cash provided by (used in) operating activities	5,088	553,702	(164,325)	(23,547)	1,016,069	24,737	1,411,724

Investing Activities:
Purchases of property, plant and equipment	-	(181)	(60,096)	-	(560,929)	(26,144)	(647,350)
Proceeds from sale of property, plant and equipment	-	26	322	-	10,819	-	11,167
Disbursement of loans to related parties	-	(314,328)	-	275,700	-	38,628	-
Acquisitions and investments, net of cash acquired, and purchases of intangible assets	-	(76,823)	(572)	-	(132,688)	44,389	(165,694)
Proceeds from divestitures	-	20,652	-	-	42,513	(20,652)	42,513

Net cash provided by (used in) investing activities	-	(370,654)	(60,346)	275,700	(640,285)	36,221	(759,364)

Financing Activities:
Short-term borrowings, net	-	64,992	225,488	-	(250,724)	(5,961)	33,795
Long-term debt and capital lease obligations, net	(5,088)	(20,001)	-	(252,153)	57,149	(38,628)	(258,721)
Increase (decrease) of accounts receivable securitization program	-	-	-	-	(45,750)	-	(45,750)
Proceeds from exercise of stock options	-	53,375	-	-	13,859	-	67,234
Dividends paid	-	(263,244)	-	-	-	-	(263,244)
Capital increase (decrease)	-	-	-	-	22,330	(22,330)	-
Distributions to noncontrolling interest	-	-	-	-	(201,884)	-	(201,884)
Contributions from noncontrolling interest	-	-	-	-	34,299	-	34,299

Net cash provided by (used in) financing activities	(5,088)	(164,878)	225,488	(252,153)	(370,721)	(66,919)	(634,271)

Effect of exchange rate changes on cash and cash equivalents	-	(18,271)	(437)	-	(11,859)	-	(30,567)

Cash and Cash Equivalents:
Net increase (decrease) in cash and cash equivalents	0	(101)	380	-	(6,796)	(5,961)	(12,478)
Cash and cash equivalents at beginning of period	1	117	5,722	-	628,015	-	633,855

Cash and cash equivalents at end of period	$1	$16	$6,102	$-	$621,219	$(5,961)	$621,377

Quantitative and Qualitative Disclosures About Market Risk

       During the period ended September 30, 2016, no material changes occurred to the information presented in Item 11 of the Company's Annual Report on Form 20-F for the year ended December 31, 2015.

 Controls and Procedures

       The Company is a "foreign private issuer" within the meaning of Rule 3b-4(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As such, the Company is not required to file quarterly reports with the Securities and Exchange Commission and is required to provide an evaluation of the effectiveness of its disclosure controls and procedures, to disclose significant changes in its internal control over financial reporting, and to provide certifications of its Chief Executive Officer and Chief Financial Officer under Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 only in its Annual Report on Form 20-F. The Company furnishes quarterly financial information to the Securities and Exchange Commission (the "Commission") and such certifications under cover of Form 6-K on a voluntary basis and pursuant to the provisions of the Company's pooling agreement entered into for the benefit of the public holders of our shares. In connection with such voluntary reporting, the Company's management, including the Chief Executive Officer and the Chief Financial Officer of the Company's general partner, has conducted an evaluation of the effectiveness of the Company's disclosure controls and procedures as of the end of the period covered by this report, of the type contemplated by Securities Exchange Act Rule 13a-15. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded in connection with the furnishing of this report, that the Company's disclosure controls and procedures are designed to ensure that the information the Company is required to disclose in the reports filed or furnished under the Act is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms and are effective to ensure that the information the Company is required to disclose in its reports is accumulated and communicated to the General Partner's Management Board, including the General Partner's Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. During the past fiscal quarter, there have been no significant changes in internal controls, or in factors that could significantly affect internal controls. See Item 15B. "Management's annual report on internal control over financial reporting" in the Annual Report on Form 20-F for the year ended December 31, 2015 for more information regarding the effectiveness and inherent limitations over internal controls.

       During the three-month period ended September 30, 2016, our Audit and Corporate Governance Committee continued its investigation, with the assistance of independent counsel, into allegations of conduct outside of the North America Segment that may violate the U.S. Foreign Corrupt Practices Act or other anti-bribery laws. For information with respect to compliance investigations, see Note 11 of the Notes to the Consolidated Financial Statements (unaudited), "Commitments and Contingencies – Legal and Regulatory Matters – Other Litigation and Potential Exposures," presented elsewhere in this Report. The Company is implementing enhancements to its anti-corruption compliance program, including internal controls related to compliance with international anti-bribery laws.

 OTHER INFORMATION

Legal and Regulatory Matters

       The information in Note 11 of the Notes to Consolidated Financial Statements (Unaudited), "Commitments and Contingencies" presented elsewhere in this report is incorporated by this reference.

Exhibits

Exhibit No.

2.3	Amended to the Pooling Agreement dated September 28, 2016 by and between Fresenius AG, Fresenius Medical Care Management AG acting for itself and in its capacity as general partner of Fresenius Medical Care AG & Co. KGaA, Mr. William P. Johnston in his capacity as a GP Independent Director and Mr. Rolf A. Classon in his capacity as a GP Independent Director.
4.25	English convenience translation of the Fresenius Medical Care & Co KGaA Long Term Incentive Plan 2016.
31.1
Certification of Chief Executive Officer and Chairman of the Management Board of the Company's General Partner Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2
Certification of Chief Financial Officer and member of the Management Board of the Company's General Partner Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1
Certification of Chief Executive Officer and Chairman of the Management Board of the Company's General Partner and Chief Financial Officer and member of the Management Board of the Company's General Partner Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (this exhibit accompanies this report as required by the Sarbanes-Oxley Act of 2002 and is not to be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended).
101
The following financial statements as of and for the nine-months period ended September 30, 2016 from FMC-AG & Co. KGaA's Report on Form 6-K for the month of October 2016, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Statements of Income, (ii) Consolidated Statements of Comprehensive Income, (iii) Consolidated Balance Sheets, (iv) Consolidated Statements of Cash Flows, (v) Consolidated Statements of Shareholders' Equity and (vi) Notes to Consolidated Financial Statements.

SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

DATE: October 27, 2016
FRESENIUS MEDICAL CARE AG & Co. KGaA a partnership limited by shares, represented by:
FRESENIUS MEDICAL CARE MANAGEMENT AG, its general partner
By: /s/ RICE POWELL
	Name:	Rice Powell
	Title:	Chief Executive Officer and Chairman of the Management Board of the General Partner
By: /s/ MICHAEL BROSNAN
	Name:	Michael Brosnan
	Title:	Chief Financial Officer and member of the Management Board of the General Partner